MOLSON

03 MAR -5 AM 7:21

File No. 82-2954

March 4, 2003

03007190

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Madam/Sir: Molson Companies Ltd

Subject **~~Molson Inc.~~ – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Yours truly

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

Encl.

dlw 3/7

Molson Inc.
1555 Notre Dame Street East, Montreal, Quebec, Canada H2L 2R5
Telephone: (514) 521-1786 • Facsimile: (514) 590-6358 • www.molson.com

EXHIBIT LIST

Exhibit No.	Description	Date	Page
478	▪ Insider report filed to the Securities Commissions	Dec. 20/02	3
	▪ Change in Outstanding and Reserved Securities for Molson's MOL.A and MOL.B shares for month of December 2002 filed with the TSX	Jan. 14/03	5
	▪ Change in Outstanding and Reserved Securities for Molson's MOL.A and MOL.B shares for month of January 2003 filed with the TSX	Feb. 12/03	12
	▪ Declaration of a dividend on January 29, 2003 filed with the TSX	Jan. 29/03	19
	▪ Press Release titled "Molson Pursues Share Repurchase Program" issued on January 29, 2003	Jan. 29/03	21
	▪ Press Release titled "Brazil Lift Molson Quarterly Results" issued on January 29, 2003	Jan. 29/03	22
	▪ Transcript of Molson's Analysts & Investors Conference Call for Third Quarter of Fiscal 2003 (webcast)	Jan. 29/03	36
	▪ Message to Shareholders, Interim Management's Discussion and Analysis and Interim Financial Statements for Third Quarter of Fiscal Year 2003	Jan. 29/03 (available on Feb. 28/03)	72

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

MOLSON INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: [ ] [ ] [ ] [1]

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 29-08-02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [✓] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MOLSON INC.

GIVEN NAMES:

NO.: 1555 STREET: Notre-Dame East APT:

CITY: Montreal

PROV.: Quebec POSTAL CODE: H2L 2R5

BUSINESS TELEPHONE NUMBER: 514 - 590 - 6338

BUSINESS FAX NUMBER: 514 - 590 - 6358

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [✓] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[✓] ALBERTA [✓] ONTARIO

[✓] BRITISH COLUMBIA [✓] QUÉBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[✓] NEWFOUNDLAND

[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Class 'A' Non-Voting Shares	0	11-12-02	38	50,000	50,000	Ave. $31.2314		0	1	
	0	12-12-02	38	56,800	56,800	Ave. $31.683		0	1	
	0	13-12-02	38	13,875	13,875	Ave. $32.9664		0	1	
Class 'B' Common Shares	0							0		

ATTACHMENT [ ] YES [✓] NO

BOX 6. REMARKS

Above shares are redeemed under a Normal Course Issuer Bid (effective Dec. 14/01 to Dec. 13/02).

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

CORRESPONDENCE [✓] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Per Nathalie Delisle for MOLSON INC.

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 20-12-02

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*.

BOX 1 Name of the reporting issuer
Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2 Insider data
Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself	1
Subsidiary of the reporting issuer	2
Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec *Securities Act* – 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up	3
Director of a reporting issuer	4
Senior officer of a reporting issuer	5
Director or senior officer of a security holder referred to in 3	6
Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6	7
Deemed insider – 6 months before becoming an insider	8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3 Name, address and telephone number of the insider
Provide your name, address and business telephone number.

BOX 4 Jurisdiction
Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5 Insider holdings and changes
Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:

- (A) designation of class of securities held
- (D) present balance of class of securities held
- (E) nature of ownership (see List of Codes)
- (F) identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections (A) to (F):

(A) Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.

(B) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.

(C) Indicate for each transaction:
- the date of the transaction (not the settlement date)
- the nature of the transaction (see List of Codes)
- the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
- the unit price paid or received on the day of the transaction, excluding the commission
- if the report is in United States dollars, check the space under "$ US"

List of Codes

BOX 5 (C) Nature of transaction

General	
Acquisition or disposition in the public market	10
Acquisition or disposition carried out privately	11
Acquisition or disposition under a prospectus	15
Acquisition or disposition under a prospectus exemption	16
Acquisition or disposition pursuant to a take-over bid, merger or acquisition	22
Acquisition or disposition under a purchase/ownership plan	30
Stock dividend	35
Conversion or exchange	36
Stock split or consolidation	37
Redemption/retraction/cancellation/repurchase	38
Short sale	40
Compensation for property	45
Compensation for services	46
Acquisition or disposition by gift	47
Acquisition by inheritance or disposition by bequest	48
Issuer Derivatives	
Grant of options	50
Exercise of options	51
Expiration of options	52
Grant of warrants	53
Exercise of warrants	54
Expiration of warrants	55
Grant of rights	56
Exercise of rights	57
Expiration of rights	58
Third Party Derivatives	
Acquisition or disposition (writing) of third party derivative	70
Exercise of third party derivative	71
Other settlement of third party derivative	72
Expiration of third party derivative	73
Miscellaneous	
Change in the nature of ownership	90
Other	97

(D) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.

(E) Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

Direct ownership	1
Indirect ownership (identify the registered holder)	2
Control or direction (identify the registered holder)	3

(F) For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6 Remarks
Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.

Office staff are not permitted to alter a report.

BOX 7 Signature and filing
Sign and date the report.

File one copy of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.

Manually sign the report.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.

If the report is filed by facsimile in accordance with National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*, the report should be sent to the applicable securities regulatory authority at the fax number set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, AB T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Fax: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver BC V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or
(800) 373-6393 (in BC)
Fax: (604) 899-6550

The Manitoba Securities Commission
1130 – 405 Broadway
Winnipeg, MB R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Fax: (204) 945-4508

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NF A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Fax: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Fax: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Fax: (416) 593-3666

Commission des valeurs mobilières du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ H4Z 1G3
Attention: Responsable de l'accès à l'information *
Telephone: (514) 940-2150 or
(800) 361-5072 (in Québec)
Fax: (514) 873-3120

Saskatchewan Securities Commission
800 – 1920 Broad Street
Regina, SK S4P 3V7
Attention: Director *
Telephone: (306) 787-5645
Fax: (306) 787-5899

* For questions about the collection and use of personal information.

** In Québec questions about the collection and use of personal information may also be addressed to the Commission d'accès à l'information du Québec (1-888-528-7741).

MOLSON

December 20, 2002

Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilières du Québec
Department of Justice, Newfoundland
Ontario Securities Commission

Dear Madam/Sir:

Please find enclosed an Insider Report for Molson Inc. in relation to its Normal Course Issuer Bid.

Do not hesitate to contact us if you require any additional information.

Yours truly,

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
Email: *cxgagnon@molson.com*

Encl.

Molson Inc.
1555 Notre Dame Street East, Montreal, Quebec, Canada H2L 2R5
Telephone: (514) 521-1786 • Facsimile: (514) 590-6358 • www.molson.com

Gagnon, Carole

From: Gagnon, Carole

Sent: January 14, 2003 16:48

To: 'TSX Reporting (Montreal)'

Subject: Form 1 - December 2002

Please find attached our Change in Outstanding and Reserved Securities for Molson's MOL.A & MOL.B shares for month of December 2002.

Do not hesitate to contact us if you have any questions.

Kind regards,

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**104,754,177**
ADD:	Stock Options Exercised	67,100	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	0	
	Other Issuance (provide description):	0	
SUBTRACT:	Issuer Bid Purchase	(120,675)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**104,700,602**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: ***Optional Stock Dividend and Share Purchase Plan***		
	Opening Reserve for Dividend Reinvestment Plan		**916,589**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(0)
	Closing Reserve for Dividend Reinvestment Plan		**916,589**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***

Stock Options Outstanding — Opening Balance	**5,483,851**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	**0**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

	Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
	31-Dec-2002	Raynald H. Doin	11-May-1999	$11.28	2,300
	09-Dec-2002	Pierre Boivin	31-Aug-1999	$12.52	40,000
	06-Dec-2002	Robert Presseau	07-Sep-1999	$12.52	6,750
	19-Dec-2002	Anne Marie Halpin	27-Jun-2000	$14.04	6,000
	06-Dec-2002	Robert Presseau	27-Jun-2000	$14.04	6,500
	30-Dec-2002	Normand Dominique	18-May-2001	$22.50	750
	06-Dec-2002	Robert Presseau	18-May-2001	$22.50	3,050
	02-Dec-2002	Michael G. Ross	18-May-2001	$22.50	1,750
				SUBTOTAL	**(67,100)**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL	**(0)**	**(0)**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
30-Dec-2002	Mike Cameron	18-May-2001	30-Jun-2003	$22.50	4,500
06-Dec-2002	Danny Berthelet	18-May-2001	17-May-2011	$22.50	5,250
06-Dec-2002	Danny Berthelet	10-May-2002	09-May-2012	$36.79	3,500
				SUBTOTAL	**(13,250)**
Stock Option Outstanding — Closing Balance					**5,403,501**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**8,006,446**
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(67,100)	
Stock Appreciation Rights (SUBTRACT)	(0)	
Closing Share Reserve Balance at end of period		**7,939,346**

All information reported in this Form is for the month of **DECEMBER, 2002**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE January 14, 2003

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**22,492,118**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(0)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**22,492,118**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**N/A**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**N/A**
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**N/A**

All information reported in this Form is for the month of **DECEMBER, 2002**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Carole Gagnon
PHONE / EMAIL	(514) 590-6338 / cxgagnon@molson.com
DATE	January 14, 2002

Gagnon, Carole

From: Gagnon, Carole

Sent: February 12, 2003 11:32

To: 'TSX Reporting SG (Montreal)'; 'TSX Reporting JP (Montreal)'

Subject: Form 1 - Change in Outstanding and Reserved Securities

Please find attached the above report for the month of January 2003, for Molson's MOL.A and MOL.B shares.

Do not hesitate to contact us if you have any questions. Kind regards,

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		104,700,602
ADD:	Stock Options Exercised	58,783	
	Share Purchase Plan	21,553	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	0	
	Other Issuance (provide description):	0	
SUBTRACT:	Issuer Bid Purchase	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		104,780,938

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: ***Optional Stock Dividend and Share Purchase Plan***		
	Opening Reserve for Dividend Reinvestment Plan		916,589
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(21,553)
	Closing Reserve for Dividend Reinvestment Plan		895,036

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***

Stock Options Outstanding — Opening Balance	**5,403,501**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
29-Jan-2003	Peter Amirault	28-Jan-2013	$33.70	25,000
29-Jan-2003	Thomas A. Gunter	28-Jan-2013	$33.70	15,000
			SUBTOTAL	**40,000**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
03-Jan-2003	Raynald H. Doin	11-May-1999	$11.28	31,033
03-Jan-2003	Wayne Cheeseman	07-Sep-1999	$12.52	1,250
07-Jan-2003	D.Scott Ellis	07-Sep-1999	$12.52	1,750
09-Jan-2003	Kenneth J. Lahti	07-Sep-1999	$12.52	1,250
03-Jan-2003	Jason S. Moore	04-May-2000	$12.69	500
03-Jan-2003	Wayne Cheeseman	27-Jun-2000	$14.04	4,250
16-Jan-2003	Kenneth J. Lahti	27-Jun-2000	$14.04	7,500
03-Jan-2003	Gustavo Horta Ramos	31-Jan-2001	$18.54	5,000
03-Jan-2003	Wayne Cheeseman	18-May-2001	$22.50	3,500
03-Jan-2003	Judy M. Davey	18-May-2001	$22.50	1,500
15-Jan-2003	Eduardo Perugini	18-May-2001	$22.50	1,250
			SUBTOTAL	**(58,783)**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL	(0)	(0)

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
17-Jan-2003	Guylaine Munger	10-May-2002	09-May-2012	$36.79	2,000
03-Jan-2003	Patsy Willett	10-May-2002	09-May-2012	$36.79	2,000
				SUBTOTAL	(4,000)
Stock Option Outstanding — Closing Balance					5,380,718

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**7,939,346**
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(58,783)	
Stock Appreciation Rights (SUBTRACT)	(0)	
Closing Share Reserve Balance at end of period		7,880,563

All information reported in this Form is for the month of **JANUARY, 2003**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE February 11, 2003

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		22,492,118
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(0)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		22,492,118

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		N/A
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		N/A

		# of Shares	Balance
B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**		
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		N/A
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		N/A

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	N/A

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	N/A

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		N/A
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		N/A

All information reported in this Form is for the month of **JANUARY, 2003**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE February 11, 2003

Gagnon, Carole

From: Gagnon, Carole
Sent: January 29, 2003 16:06
To: 'TSE Reporting (Toronto)'
Cc: 'TSX Reporting (Montreal)'
Subject: Dividend Declaration - Form

Please find attached our dividend declaration of today, January 29, 2003. Thank you.

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

Called Market Surveillance (TSX - Toronto) from Brazil on Jan. 29/03.

CG

FORM: 5 | **Company Name: MOLSON INC.** | **Stock Symbol: MOL.A MOL.B**

DIVIDEND / DISTRIBUTION DECLARATION

	DD	MM	YYYY
DATE OF DECLARATION	29	01	2003

Type of Security and Stock Symbol on which Dividend / Distribution declared

Class 'A' non-voting shares: **MOL.A** and Class 'B' common shares: **MOL.B**

Amount of Dividend / Distribution per share (if special dividend, stock dividend, or dividend in foreign currency, please give details)

Quarterly Dividend of **$0.11/share.**
Converted to U.S. funds at noon rate prevailing on Record Date.

	DD	MM	YYYY
PAYABLE DATE	01	04	2003
RECORD DATE	14	03	2003

NOTE: Upon receipt of this Form, the TSE will determine the ex-dividend date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE January 29, 2003

MOLSON PURSUES SHARE REPURCHASE PROGRAM

Montreal, January 29, 2003 - Molson Inc. announces its intention to make a Normal Course Issuer Bid, pursuant to which Molson may purchase for cancellation up to 3,142,800 of its Class "A" Non-Voting Shares (the "Class "A" Shares") representing approximately 3% of the outstanding shares of Class "A" Shares, and up to 674,760 of its Class "B" Common Shares (the "Class "B" Shares"), representing approximately 3% of the outstanding shares of Class "B" Shares.

As at January 27, 2003, Molson had 104,759 385 issued and outstanding Class "A" Shares and 22,942,118 issued and outstanding Class "B" Shares. The purchases may commence as soon as the final approval has been obtained from the TSX and the Notice of Intention has been filed, and will terminate one year later, or on such earlier date as Molson may complete its purchases pursuant to the Notice of Intention. The purchases will be made by Molson in accordance with the by-laws and rules of the exchange and Molson will pay market price for any Class "A" Shares or Class "B" Shares at the time of acquisition. Molson will make no purchases of Class "A" Shares or Class "B" Shares other than open-market purchases.

Molson shall purchase Class "A" Shares or Class "B" Shares when it believes circumstances and trading prices warrant a share purchase as an appropriate use of corporate funds and for the potential benefit of shareholders. More particularly, the Corporation intends to purchase a number of shares sufficient to counter the dilutive effect of the granting of options.

Molson Inc. (TSX: MOL.A) is Canada's pre-eminent brewer with over $3.5 billion in annual sales. Founded in 1786, Molson is North America's oldest beer brand and a global brand name with products that include Molson Canadian, Molson Export, Molson Dry, Rickard's and the Brazilian beer brands Kaiser and Bavaria.

- 30 -

For further information:

Media
Sylvia Morin
Vice President, Corporate Affairs
Molson Inc.
(514) 590-6345

Investors and analysts:
Danielle Dagenais
Vice President, Investor Relations
Molson Inc.
(514) 599-5392

PRESS RELEASE – For immediate release

BRAZIL LIFTS MOLSON QUARTERLY RESULTS

EBIT CLIMBS 47%, EARNINGS UP 49% AND EPS INCREASES 39%

MONTRÉAL, JANUARY 29, 2003 – Molson Inc. today announced earnings for the third quarter of Fiscal 2003, ended December 31, 2002.

THIRD QUARTER HIGHLIGHTS

- Operating profit (EBIT) up 47% to $125 million
- Net earnings increased 49%, from $45 million to $67 million
- Net earnings per share grew 39%, from $0.38 per share to $0.53 per share
- Cash flow from operations before working capital adjustments and rationalization spending increased 30% to $107 million
- Cash flow per share from operations before working capital adjustments and rationalization spending increased 22% to $0.84 per share
- Net sales revenue up 24% to $641 million
- Total brewing volume jumped 98%, with volume in Canada down 1.4%
- Core brand market share in Canada moved up 0.7%
- Molson total market share in Canada declined 1.1%

FINANCIAL PERFORMANCE

Molson posted a strong third quarter, exceeding for the 15th consecutive time its Brewing EBIT growth target of 14.5%. The Corporation delivered $125.2 million in operating profit, a significant 47% increase over the corresponding quarter in the previous year. This performance stems from the growing contribution of Kaiser as well as margin improvements in Canada driven by the continued cost saving program and a favourable pricing environment.

"Financially, Molson performance is very encouraging as several investments made over the past two years are beginning to have an impact: the Brazilian acquisition is reducing the seasonality of our results and the equipment upgrades made in the Vancouver, Edmonton and Toronto breweries are delivering cost and production efficiencies as well as driving innovation. Operationally, the share performance in Canada is lower than expected. However, plans are in place to address this weakness and to strengthen our brand portfolios and market share as we move towards next summer and the years ahead", commented Daniel J. O'Neill, President and CEO of Molson Inc.

Total net sales revenue for the quarter ended December 31, 2002 rose by 24% to $641.3 million. More specifically, net sales revenue from operations in Canada was up 3% to $483.0 million compared to $468.4 million a year ago and Brazil contributed $142.1 million versus $30.0 million the previous year. Total Molson volume increased by 98%, to 6.8 million

hectolitres, driven primarily by volume in Brazil that jumped from 0.6 million to 4.1 million hectolitres, while volume in Canada was down 1.4%.

Net earnings from continuing operations for the quarter increased 49% to $67.0 million compared to $45.0 million for the three months ended December 31, 2001. Earnings per share increased 39% to $0.53 per share from $0.38 per share compared to the same period last year.

Cash flow from operations before changes in working capital and rationalization spending for the three months ended December 31, 2002 increased by 30% to $107.1 million, compared to $82.3 million for the same period last year.

OPERATIONAL PERFORMANCE

CANADA

In the third quarter of Fiscal 2003, industry volume in Canada increased 1.1% over a year ago to 5.3 million hectolitres. Over the same period, Molson's volume in Canada declined 1.4% to 2.3 million hectolitres.

From a market share perspective, Molson core brands continued to perform, gaining 0.7% market share on a national basis, while its total market share in Canada declined to 43.9%, down 1.1 share points. The total market share performance is attributable primarily to the softening of the Molson Canadian brand which was driven by two factors: a change in promotions strategy in the Ontario/West region, which eliminated costly in-case promotions, and increased pressure from competitive value brands.

BRAZIL

Molson volume in Brazil rose substantially from 0.6 million to 4.1 million hectolitres. Net sales revenue for the quarter totalled $142.1 million up from $30.0 million the previous year.

Total Kaiser market share rebounded from October 1 to December 31, 2002, gaining 2.5 points to 15.3% according to ACNielsen data. Both Kaiser and Bavaria brands posted share gains.

"The strategy developed in conjunction with the Kaiser team, combined with the work done with the Coca-Cola bottlers in the second quarter, is increasingly paying off", said Daniel J. O'Neill. "Our overall knowledge of the Brazilian market is definitely improving, but the economic and political uncertainty can still present the organization with challenges over the next quarters", added Daniel J. O'Neill.

UNITED STATES

Molson USA continued with its new advertising campaigns, packaging initiatives and on-premise programs in an effort to reposition the Molson brands with American consumers.

The "Canadian" franchise continued the momentum of the previous quarter and experienced 34% volume growth when compared to the same period last year. Relative to a year ago, "Canadian" has grown from 25% to 37% of the total portfolio.

Overall, total Molson volume in the United States during the three-month period declined 2.3% compared to a year ago. More importantly, for the 12-month calendar period, volume was flat, reversing a three-year history of double-digit declines.

REVISED FINANCIAL OUTLOOK

"Molson's overall financial performance has continued to improve over the past two quarters, driven by, among other things, the increasing contribution by the Brazilian operations as well as the delivery of planned cost improvements. This momentum is sustainable and it is the basis for a revised outlook for Fiscal 2003", commented Daniel J. O'Neill.

As a result, Molson expects comparable EBIT growth for Fiscal 2003, which ends on March 31, 2003, to be in the 30% to 35% range and comparable EPS to be between $2.10 and $2.15.

DIVIDEND DECLARATION

The Board of Directors declared a quarterly dividend of $0.11 per share on the Class "A" non-voting shares and the Class "B" common shares. This dividend is payable on April 1, 2003 to shareholders of record at the close of business on March 14, 2003.

Molson Inc. (TSX: MOL.A) is Canada's pre-eminent brewer with over $3.5 billion in annual sales. Founded in 1786, Molson is North America's oldest beer brand and a global brand name with products that include Molson Canadian, Molson Export, Molson Dry, Rickard's and the Brazilian beer brands Kaiser and Bavaria.

This press release contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

-30-

FOR MORE INFORMATION:

MEDIA
Sylvia Morin
Vice President, Corporate Affairs
(514) 590-6345

INVESTORS & ANALYSTS
Danielle Dagenais
Vice President, Investor Relations
(514) 599-5392

CONFERENCE CALL INVITATION

Molson will host a 1-hour conference call today at 2:00 PM EST to discuss financial results and respond to analyst and investor questions. The dial-in number is 1-800-946-0719 or (719) 457-2645 and requesting confirmation **# 418208**.

All other interested parties are invited either to listen in:

- by phone conference call using the same dial-in number above
- by audio webcast of the conference call located at http://www.molson.com.

For those unable to listen to the call live, the following replay mechanisms will be available:

- a phone replay 2 hours after the call and until February 5, by dialling (719) 457-0820 and entering confirmation #418208 when prompted
- a webcast replay beginning 15 minutes following the conference call at http://www.molson.com.

MOLSON INC.

SUPPLEMENTAL FINANCIAL & OPERATIONAL INFORMATION

Summary Financial Information by Business Unit

	Sales and Other Revenues				Net Sales Revenue			
(Dollars in millions)	Three months ended December 31		Nine months ended December 31		Three months ended December 31		Nine months ended December 31	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
Canada	**633.0**	620.4	**2,103.2**	2,007.5	**483.0**	468.4	**1,600.5**	1,514.5
Brazil(i)	**251.3**	49.8	**655.5**	136.5	**142.1**	30.0	**357.1**	76.6
United States	**18.8**	22.2	**66.2**	67.5	**16.2**	18.0	**56.1**	55.3
Consolidated	**903.1**	692.4	**2,824.9**	2,211.5	**641.3**	516.4	**2,013.7**	1,646.4

	EBITDA				EBIT			
(Dollars in millions)	Three months ended December 31		Nine months ended December 31		Three months ended December 31		Nine months ended December 31	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
Canada	**121.6**	101.3	**412.9**	348.4	**110.4**	89.5	**377.3**	311.5
Brazil(i)	**22.7**	(0.8)	**43.3**	0.4	**17.7**	(2.0)	**28.0**	(4.0)
United States	**(2.8)**	(2.0)	**(5.3)**	(3.5)	**(2.9)**	(2.1)	**(5.4)**	(3.6)
Totals before non-recurring items	**141.5**	98.5	**450.9**	345.3	**125.2**	85.4	**399.9**	303.9
Gain on sale of 20% of Brazilian operations	**–**	–	**64.2**	–	**–**	–	**64.2**	–
Provisions for rationalization	**–**	–	**(63.5)**	(50.0)	**–**	–	**(63.5)**	(50.0)
Consolidated	**141.5**	98.5	**451.6**	295.3	**125.2**	85.4	**400.6**	253.9

(i) *Results for the three and nine months ended December 31, 2002 include 100% of the results of the Corporation's Brazilian operations to April 17, 2002, and the minority interest account reflects 20% of the net earnings of the Brazilian operations thereafter. Results for the three and nine months ended December 31, 2001 included 100% of the results of Bavaria S.A. in Brazil.*

Summary Financial Information in Local Currency

Brazil

	Three months ended December 31				Nine months ended December 31			
(Dollars in millions)	BRL		CAD		BRL		CAD	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
Sales and Other Revenues	**586.3**	79.9	**251.3**	49.8	**1,303.5**	216.1	**655.5**	136.5
Net Sales Revenue	**331.8**	47.9	**142.1**	30.0	**713.8**	121.1	**357.1**	76.6
EBITDA (i)	**53.1**	(1.3)	**22.7**	(0.8)	**91.7**	0.6	**43.3**	0.4
EBIT (i)	**41.8**	(3.5)	**17.7**	(2.0)	**62.4**	(6.8)	**28.0**	(4.0)

(i) *Results for the nine months ended December 31, 2002 are before the gain on sale of 20% of Molson's Brazilian operations of $64.2 million and the rationalization provision of $63.5 million.*

MOLSON INC.

SUPPLEMENTAL FINANCIAL & OPERATIONAL INFORMATION

United States

	Three months ended December 31					
(Dollars in millions)	USD		CAD		Molson 50.1% Share CAD	
	2002	2001	**2002**	2001	**2002**	2001
Sales and Other Revenues	**23.9**	27.2	**37.7**	44.3	**18.8**	22.2
Net Sales Revenue	**20.5**	22.5	**32.2**	35.8	**16.2**	18.0
EBITDA	**(3.7)**	(2.8)	**(5.6)**	(4.0)	**(2.8)**	(2.0)
EBIT	**(3.7)**	(2.8)	**(5.7)**	(4.1)	**(2.9)**	(2.1)

	Nine months ended December 31					
(Dollars in millions)	USD		CAD		Molson 50.1% Share CAD	
	2002	2001	**2002**	2001	**2002**	2001
Sales and Other Revenues	**84.7**	85.9	**132.2**	134.7	**66.2**	67.5
Net Sales Revenue	**71.7**	70.8	**111.9**	110.3	**56.1**	55.3
EBITDA	**(6.8)**	(4.5)	**(10.6)**	(7.0)	**(5.3)**	(3.5)
EBIT	**(6.9)**	(4.6)	**(10.8)**	(7.1)	**(5.4)**	(3.6)

Comparable Net Earnings and Earnings Per Share (i)

	Net earnings for the nine months ended December 31		Net earnings per share for the nine months ended December 31	
(Dollars in millions, except per share information)	**2002**	2001	**2002**	2001
Net earnings from continuing operations	**251.8**	142.0	**2.0**	1.2
After-tax adjustments to arrive at comparable net earnings:				
Gain on sale of 20% of operations in Brazil	**(64.2)**	–	**(0.5)**	–
Provisions for rationalization	**41.9**	33.5	**0.3**	0.3
Minority interest impact on Brazil rationalization provision	**(8.4)**	–	**(0.1)**	–
Tax adjustment related to changes in enacted future tax rates	**–**	(15.0)	**–**	(0.1)
Comparable net earnings from continuing operations (i)	**221.1**	160.5	**1.7**	1.3

(i) Comparable net earnings is not a recognized measure under Canadian generally accepted accounting principles (GAAP). However, in addition to net earnings, comparable net earnings is a useful supplemental measure as it provides investors with a measure of the Corporation's earnings excluding the impact of non-recurring and unusual items. Comparable net earnings excludes the impact of items such as gains and losses on sales of businesses and rationalization provisions, which are not considered by management to be indicative of sustainable earnings. Investors are cautioned, however, that comparable net earnings should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of the Corporation's performance. Also, the Corporation's method of calculating comparable net earnings may not be comparable to measures used by others.

MOLSON INC.

SUPPLEMENTAL FINANCIAL & OPERATIONAL INFORMATION

Volume

	Three months ended December 31		Nine months ended December 31	
(Hectolitres in millions)	**2002 Estimated**	2001 Actual	**2002 Estimated**	2001 Actual
Industry volume in Canada [(i)]	**5.3**	5.2	**17.1**	16.9
Molson (Canada)	**2.3**	2.3	**7.6**	7.6
Molson production for shipment to the United States	**0.4**	0.5	**1.4**	1.5
Brazil	**4.1**	0.6	**9.4**	1.9
Total Molson volume	**6.8**	3.4	**18.4**	11.0

(i) Sources: Brewers Association of Canada, provincial liquor authorities and industry distribution companies.

Molson Canada Estimated Market Share (%)

	Three months ended December 31		Nine months ended December 31	
	2002 Estimated	2001 Actual	**2002 Estimated**	2001 Actual
Including sales of imports:				
Canada	**43.9**	45.0	**44.4**	45.0
Québec/Atlantic	**42.7**	42.8	**42.6**	42.6
Ontario/West	**44.6**	46.3	**45.5**	46.4

Sources: Brewers Association of Canada, provincial liquor authorities and industry distribution companies.

MOLSON INC.

CONSOLIDATED STATEMENTS OF EARNINGS - UNAUDITED

(Dollars in millions, except per share information)	Three months ended December 31 2002	2001	Nine months ended December 31 2002	2001
Sales and other revenues	**$ 903.1**	$ 692.4	**$ 2,824.9**	$ 2,211.5
Brewing excise and sales taxes	**261.8**	176.0	**811.2**	565.1
Net sales revenue	**641.3**	516.4	**2,013.7**	1,646.4
Costs and expenses				
Cost of sales, selling and administrative costs	**499.8**	417.9	**1,562.8**	1,301.1
Gain on sale of 20% of operations in Brazil	**–**	–	**(64.2)**	–
Provisions for rationalization (note 2)	**–**	–	**63.5**	50.0
	499.8	417.9	**1,562.1**	1,351.1
Earnings before interest, income taxes and amortization	**141.5**	98.5	**451.6**	295.3
Amortization of property, plant and equipment	**16.3**	13.1	**51.0**	41.4
Earnings before interest and income taxes (EBIT)	**125.2**	85.4	**400.6**	253.9
Net interest expense	**23.9**	13.9	**69.6**	49.2
Earnings before income taxes	**101.3**	71.5	**331.0**	204.7
Income tax expense	**32.9**	26.5	**85.8**	62.7
Net earnings before minority interest	**68.4**	45.0	**245.2**	142.0
Minority interest	**1.4**	–	**(6.6)**	–
Earnings from continuing operations	**67.0**	45.0	**251.8**	142.0
Earnings from discontinued operations (note 8)	**–**	–	**–**	2.0
Net earnings	**$ 67.0**	$ 45.0	**$ 251.8**	$ 144.0
Net earnings per share from continuing operations				
Basic	**$ 0.53**	$ 0.38	**$ 1.98**	$ 1.18
Diluted	**$ 0.52**	$ 0.37	**$ 1.94**	$ 1.16
Net earnings per share (note 3)				
Basic	**$ 0.53**	$ 0.38	**$ 1.98**	$ 1.20
Diluted	**$ 0.52**	$ 0.37	**$ 1.94**	$ 1.18

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS - UNAUDITED

Nine months ended December 31, 2002 and 2001 *(Dollars in millions)*	2002	2001
Retained earnings - beginning of year	**$ 460.3**	$ 328.1
Net earnings for the current period	**251.8**	144.0
Dividends	**(39.5)**	(33.5)
Excess of share repurchase price over weighted-average stated capital (note 6)	**(40.8)**	–
Retained earnings - end of period	**$ 631.8**	$ 438.6

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	December 31 2002 (Unaudited)	December 31 2001 (Unaudited)	March 31 2002 (Audited)
Assets			
Current Assets			
Cash and short-term investments	**$ 16.3**	$ 336.3	$ 71.0
Accounts receivable	**259.4**	156.7	192.1
Inventories	**158.6**	133.0	183.5
Prepaid expenses	**27.8**	33.5	55.2
Current assets of discontinued operations	**5.1**	11.5	8.4
	467.2	671.0	510.2
Investments and other assets	**111.1**	107.4	122.5
Property, plant and equipment	**1,003.2**	850.1	1,186.5
Intangible assets (note 5)	**2,269.6**	1,524.2	2,671.7
Non-current assets of discontinued operations	**28.1**	32.1	30.1
	$ 3,879.2	$ 3,184.8	$ 4,521.0
Liabilities			
Current liabilities			
Accounts payable and accruals	**$ 550.4**	$ 469.0	$ 596.4
Provision for rationalization costs	**34.1**	52.0	46.3
Income taxes payable	**75.7**	48.1	66.2
Dividends payable	**14.0**	12.0	12.0
Future income taxes	**136.9**	84.2	91.9
Current portion of long-term debt	**39.5**	-	58.9
Current liabilities of discontinued operations	**7.2**	7.7	3.8
	857.8	673.0	875.5
Long-term debt	**1,199.8**	1,033.4	1,687.2
Deferred gain	**40.2**	46.3	44.7
Deferred liabilities	**191.4**	66.2	288.0
Future income taxes	**336.0**	361.8	348.4
Minority interest	**157.4**	-	-
Non-current liabilities of discontinued operations	**92.5**	102.0	103.3
	2,875.1	2,282.7	3,347.1
Shareholders' equity			
Capital stock	**718.0**	480.7	719.4
Retained earnings	**631.8**	438.6	460.3
Unrealized translation adjustments	**(345.7)**	(17.2)	(5.8)
	1,004.1	902.1	1,173.9
	$ 3,879.2	$ 3,184.8	$ 4,521.0

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

(Dollars in millions, except per share information)	Three months ended December 31 **2002**	2001	Nine months ended December 31 **2002**	2001
Operating activities				
Earnings from continuing operations	**$ 67.0**	$ 45.0	**$ 251.8**	$ 142.0
Gain on sale of 20% of operations in Brazil	**–**	–	**(64.2)**	–
Provisions for rationalization (note 2)	**–**	–	**63.5**	50.0
Amortization of property, plant and equipment	**16.3**	13.1	**51.0**	41.4
Future income taxes	**16.5**	23.4	**32.1**	15.6
Minority interest	**1.4**	–	**(6.6)**	–
Other	**5.9**	0.8	**(26.3)**	(14.4)
Cash provided from operations	**107.1**	82.3	**301.3**	234.6
Provided from (used for) working capital	**(30.4)**	9.6	**(82.3)**	2.1
Rationalization costs	**(2.7)**	(3.9)	**(32.1)**	(12.2)
Cash provided from operating activities	**74.0**	88.0	**186.9**	224.5
Investing activities				
Proceeds from sale of 20% of operations in Brazil	**–**	–	**333.9**	–
Additions to property, plant and equipment	**(18.5)**	(14.6)	**(47.6)**	(24.6)
Additions to investments and other assets	**(0.4)**	–	**(4.5)**	(3.0)
Additions to intangible assets	**–**	–	**–**	(2.0)
Proceeds from disposal of property, plant and equipment	**0.2**	3.7	**0.5**	9.4
Proceeds from disposal of investments and other assets	**–**	35.5	**9.8**	39.7
Cash provided from (used for) investing activities	**(18.7)**	24.6	**292.1**	19.5
Financing activities				
Reduction in long-term debt	**(6.2)**	–	**(469.8)**	(169.3)
Securitization of accounts receivable	**(22.0)**	(19.0)	**23.0**	15.0
Shares repurchased (note 6)	**(3.8)**	–	**(48.3)**	–
Cash dividends paid	**(12.5)**	(11.9)	**(36.4)**	(33.3)
Other	**3.3**	2.8	**5.0**	4.2
Cash used for financing activities	**(41.2)**	(28.1)	**(526.5)**	(183.4)
Increase (decrease) in net cash from continuing operations	**14.1**	84.5	**(47.5)**	60.6
Increase (decrease) in net cash from discontinued operations	**(5.9)**	(7.6)	**(2.0)**	198.8
Increase (decrease) in net cash	**8.2**	76.9	**(49.5)**	259.4
Effect of exchange rate changes on cash	**4.5**	–	**(5.2)**	–
Net cash, beginning of period	**3.6**	259.4	**71.0**	76.9
Net cash, end of period	**$ 16.3**	$ 336.3	**$ 16.3**	$ 336.3
Cash flow per share provided from operations				
Basic	**$ 0.84**	$ 0.69	**$ 2.37**	$ 1.96
Diluted	**$ 0.83**	$ 0.67	**$ 2.33**	$ 1.92

The accompanying notes to the consolidated financial statements are an integral part of these statements.

(Dollars in millions, except per share amounts)

Note 1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in note 1 of the consolidated financial statements for the year ended March 31, 2002, except as noted below. They do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended March 31, 2002 of Molson Inc.'s 2002 Annual Report.

Effective April 1, 2002, the Corporation adopted, on a prospective basis, the Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Under the new standard, the Corporation continues to account for stock options granted to employees and non-employee directors whereby the difference between the exercise price and the market price of the stock at the time of the grant is charged to earnings over the vesting period. Accordingly, the Corporation is also required, under the new standard, to disclose pro forma net income and pro forma earnings per share as if the fair value based method of accounting had been used to account for stock options granted to employees. This method of accounting uses an option pricing model to determine the fair value of stock options granted and the amount is amortized over the period in which the related employee services are rendered. Further details are contained in note 4.

Effective April 1, 2001, the Corporation adopted the *CICA Handbook* section 3062 "Goodwill and Other Intangible Assets". Under the new standard, which can only be applied prospectively, goodwill and other intangible assets with an indefinite life are not amortized, but are tested for impairment at least annually as well as on adoption of the new standard.

Effective April 1, 2001, the Corporation adopted the revised recommendations of the *CICA Handbook* section 3500 "Earnings per Share". The revised Handbook section requires the use of the treasury stock method to compute the dilutive effect of stock options as opposed to the previously used imputed earnings approach.

In the first quarter of 2002, Molson Inc. also adopted the new recommendations of the *CICA Handbook* section 1751 "Interim Financial Statements" which changes the requirements for the presentation and disclosure of interim financial statements and the accompanying notes.

Note 2. Provisions for Rationalization

During the first quarter of fiscal 2003, the Corporation recorded a pre-tax charge of $63.5 relating to two plant closures of the Bavaria business as well as the termination costs relating to the former Bavaria distribution network. The charge represents primarily the write-down of fixed assets and employee severance costs as well as the distribution termination costs.

During the first quarter of fiscal 2002, the Corporation recorded a pre-tax charge of $50.0 representing primarily the write-down of fixed assets and employee severance costs relating to the closure of the Regina brewery in March 2002.

(Dollars in millions, except per share amounts)

Note 3. Earnings per Share

The following is a reconciliation of the basic and diluted earnings per share computations for net earnings:

Nine months ended December 31	**2002**	2001
Net earnings	**$ 251.8**	$ 144.0
Weighted average number of common shares outstanding - (millions)		
Weighted average number of common shares outstanding - basic	**127.3**	119.7
Effect of dilutive securities	**2.3**	2.2
Weighted average number of common shares outstanding - diluted	**129.6**	121.9

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the potential exercise of such stock options are assumed to be used to purchase Class "A" non-voting shares ("common shares"). During the first nine months of fiscal 2003, options to purchase 732,200 common shares were not included in the calculation of diluted earnings per share as the exercise price exceeded the average market price of the shares in the nine-month period.

Note 4. Stock-Based Compensation

The Corporation has a stock option plan for eligible employees and non-employee directors of the Corporation, under which Class "A" non-voting shares of the Corporation may be purchased at a price equal to the market price of the common shares at the date of granting of the option. Effective June 30, 2002, the plan was amended to terminate the stock appreciation rights associated with the plan so that each outstanding award consists solely of an employee stock option. The options vest over a period of two, three, four or five years and are exercisable for a period not to exceed ten years from the date of the grant. At December 31, 2002, there were 5,403,501 stock options outstanding and 2,535,845 stock options available for future grants. During the first nine months of fiscal 2003, the Corporation granted 867,200 stock options at exercise prices ranging between $29.43 and $36.79.

The Corporation accounts for these awards whereby the difference between the exercise price and the market price of the stock at the time of grant is charged to earnings. Accordingly, no compensation cost has been recognized for its stock option plan. If the Corporation had determined compensation cost related to its stock option plan based on the fair value at the grant dates for awards granted for the nine month period ended December 31, 2002, the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below. The pro forma effect of awards granted prior to April 1, 2002 has not been included.

Note 4. Stock-Based Compensation (cont'd)

Nine months ended December 31 *(Dollars in millions, except per share amounts)*		2002
Net earnings as reported	$	**251.8**
Net earnings - pro forma	$	**249.1**
Net earnings per share as reported	$	**1.98**
Basic earnings per share - pro forma	$	**1.96**
Diluted earnings per share	$	**1.94**
Diluted earnings per share - pro forma	$	**1.92**

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the nine-month period: dividend yield of 2.0 percent; expected volatility of 24.2 percent, risk-free interest rate of 5.0 percent; and an expected life of 6.0 years. The weighted average fair value of options granted in the nine-month period is $9.56 per share and would be amortized over the period in which the related employee services are rendered.

Additional information on the Corporation's stock option plan is included in note 17 of the Corporation's 2002 Annual Report.

The Corporation also has an employee share ownership plan ("MESOP") for all full-time employees primarily in Canada. Under this plan, employees are entitled to have a portion of their base earnings withheld to purchase the Corporation's Class "A" non-voting shares with the Corporation providing funds to purchase additional Class "A" shares, to a maximum of 1.33% of base earnings. The Corporation's contributions are charged to earnings and $1.1 was charged to earnings in the nine-month period ended December 31, 2002.

The Corporation has a deferred share unit plan for the members of the Board of Directors. Under the terms of this plan, a portion of the director's fees are paid to them in the form of deferred share units ("DSU"). Each DSU is equivalent in value to a Class "A" non-voting share of the Corporation and is notionally credited with dividends when shareholders receive dividends from the Corporation. A DSU is paid to a Board member after termination of service or retirement and is payable in cash. As of December 31, 2002, 141,270 DSU's are outstanding. The cost of the DSU's are charged to earnings in the period earned and marked to market on a quarterly basis. For the nine months ended December 31, 2002, $0.4 was charged to earnings representing the accrual for services provided in the period which were paid with the issuance of DSU's.

Note 5. Intangible Assets

Included in intangible assets is goodwill of $198.0 and brand names of $2,071.6.

Allocation of the purchase price relating to the acquisition of Cervejarias Kaiser Brazil S.A. ("Kaiser"), which was acquired by Molson on March 18, 2002, involves a number of estimates as well as gathering information over a number of months following the date of acquisition. Given the timing of the Kaiser acquisition, the purchase allocation is preliminary. The estimation process will be completed in the fiscal year ending March 31, 2003 and accordingly there may be changes to the assigned values.

Note 6. Capital Stock

During the nine month period ended December 31, 2002, the Corporation repurchased 1,220,675 Class "A" shares and 100,000 Class "B" shares at prices ranging between $31.64 and $38.16 per share as part of its previously announced normal course issuer bid. The total number of Class "A" and Class "B" shares outstanding at December 31, 2002 was 127,192,720. Of the total amount of $48.3 repurchased, $7.5 was charged to capital stock based on the weighted-average stated capital with the excess of $40.8 being charged to retained earnings.

Note 7. Segment Disclosures

The Corporation's business is producing and marketing beer and other malt-based beverages. Its business units are located in three main geographic regions: Canada, Brazil and the United States.

The Corporation's operations in Canada experience seasonal fluctuations in revenues with the first and second quarters being higher and the fourth quarter generally being the lowest. Revenues from the Brazilian operations are also seasonal, which could partially offset the pattern in Canada.

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income or EBIT. Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Management of interest expense and income tax expense are centralized and, consequently, these expenses are not allocated among operating groups.

	Canada		Brazil		United States		Consolidated	
Nine months ended December 31 (Dollars in millions)	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Revenues from external customers	**2,103.2**	2,007.5	**655.5**	136.5	**66.2**	67.5	**2,824.9**	2,211.5
Inter-segment revenues	**31.7**	26.3	**–**	–	**–**	–	**31.7**	26.3
EBIT	**377.3**	261.5 (i)	**28.7** (ii)	(4.0)	**(5.4)**	(3.6)	**400.6**	253.9
Assets	**2,500.5**	2,813.3	**1,186.0**	164.9	**159.5**	163.0	**3,846.0**	3,141.2
Amortization of capital assets	**35.7**	36.9	**15.2**	4.5	**0.1**	–	**51.0**	41.4
Additions to capital assets	**27.1**	21.4	**20.4**	2.9	**0.1**	0.3	**47.6**	24.6

(i) Includes a provision for rationalization of $50.0.
(ii) Includes the gain on sale of 20% of Molson's Brazilian operations of $64.2 and a provision for rationalization of $63.5.

(Dollars in millions, except per share amounts)

Note 8. Discontinued Operations

	2002	2001
Sales and other revenues	$ –	$ 10.7
Net gain on disposal	$ –	$ 2.0
Earnings from discontinued operations	$ –	$ 2.0

On July 25, 2001, the Corporation completed the sale of its Sports and Entertainment business consisting of the Montréal Canadiens and the Molson Centre. The Corporation received $190 in cash, less closing adjustments, with the balance of payment in the form of preferred shares of an entity owning both the team and the entertainment business. The preferred shares are redeemable on December 31, 2008 for $86.5, subject to certain terms and conditions. The Corporation also retains a 19.9% interest in the business that owns the team and the entertainment business. The net gain on disposal includes the net losses from discontinued operations of the Sports and Entertainment group between January 31, 2001, the measurement date, and the date of disposal, together with tax recoveries of $30.8 and transaction costs.

Cash used for discontinued operations of $2.0 ($198.8 source of cash in fiscal 2002) consisted of $2.0 ($10.2 in fiscal 2002) for operating activities and nil ($188.6 in fiscal 2002) from investing activities.

Note 9. Comparative Figures

Certain comparative figures have been restated to conform to the current period's basis of presentation.

MOLSON

Moderator: Danielle Dagenais

January 29, 2003

1:00 p.m. CT

Operator: Good day everyone and welcome to today's Molson Conference Call. As a reminder today's call is being recorded.

At this time I would like to turn the call over to the Vice President of Investor Relations, Ms. Danielle Dagenais. Please go ahead ma'am.

Danielle Dagenais: Thank you Operator and welcome everyone to Molson's Third Quarter Results Conference Call. At this stage you should have received by fax, e-mail or wire an earnings release which included the third quarter financial statements with the accompanying notes.

Hosting the call today are Daniel O'Neill, the President and CEO of Molson, Brian Burden, Molson's CFO as well as Robert Coallier, the President and CEO of Kaiser.

We are pleased to have participating financial analysts, investors and media. At the end of the formal remarks we'll entertain questions from analysts and investors. Media listeners are invited to communicate with us after the call if they have questions.

Before we start let me highlight that the coming discussion may contain forward-looking statements which are subject to risks and uncertainties detailed in Molson filings with the appropriate Securities Commission. Actual results may differ materially. The corporation undertakes no obligation to revise any forward looking statements publicly. I will now turn the meeting over to Dan.

Daniel O'Neill: Good afternoon everyone. I had mentioned we're located in Brazil and I mean we just completed a board meeting here in Brazil so hopefully everything will run smoothly. We might have a couple of complications. If we do we'll get you back on line because we do have a backup line sitting here but hopefully everything will go nicely.

As you see from the press release the financial performance of the company continues to be excellent. Not only delivering on our commitments but exceeding even our internal Molson expectations.

The EBIT up as you know 47 percent to 125 million for the quarter, our EBITDA to net sales ratio increasing to 22.1. In Canada our EBIT year to date of 400 million to 32 percent increase. Earnings up 49 percent and our volume up in the quarter 98 percent despite a decline in Canada.

In addition to the financial results there've been a lot of projects completed in the last quarter that will deliver future success and further improve our overall performance. I'd like to give you a couple of these because we're quite proud of being able to accomplish these things as we've been delivering on the EBIT numbers.

The profit in Canada remains strong with the cost savings program currently forecasted to over-deliver in F'03 by two million. So Project 150 will end up delivering 152 million. The Brazilian quarterly profit, despite all the political and economic unrest, as well as the shared growth we experienced in Brazil over the last three months, are both huge positives. There will always be volatility but we have been successful in a very rough environment coming out of the chute in Brazil. It's been a real positive response to a very difficult political environment since we made the purchase. And I think the worse times there are behind us.

Several initiatives undertaken over the last two years are either delivering or very near completion. Specifically the BC can line has reached 80 to 85 percent efficiency. A new packer in Edmonton which has significantly impacted our shrinkage and a new line in Toronto that we spoke about earlier is actually up and running and has begun production over the last two weeks. As well, the innovation programs have taken huge strides. The results of at least two innovation programs will be ready for launch in quarter one.

I won't get into any of the specifics on those even in the question period after because they are fairly confidential. The U.S. market after four to five years of double digit compliance completed the calendar basically flat – minus .1 – which is a huge turnaround led by Dave Perkins.

Clearly, we are in a position to end the fiscal year well ahead of our previous targets. The EBIT estimate of 20 to 25 percent and the corresponding EPS of $1.95 to $2.00 will be adjusted to an EBIT at the 30 to 35 percent range and an EPS of $2.10 to $2.15. We feel pretty comfortable at this point in time with that estimate.

In Canada and going specifically into Canada, the one area that was disappointing in the quarter was Canadian market share which was down 1.1 point for the quarter with the major losses in Ontario/West which were down 1.7, despite maintaining our budgeted and year ago spending levels in marketing and sales.

Core brands continue to be strong. Up 0.7 in Canada with incredible performance in Quebec with our core brands up 3 points. The major reasons for the share decline in Canada and in Ontario/West is Molson Canadian which is down 0.8 points in the quarter. Overall softness is attributed to, and clearly reflects, one major element: aggressive price discounting by our competitors in Ontario, Alberta and Quebec. It was clearly a decision for competition to buy share in the last quarter.

I'll give you several examples of specifics: Lake Port launched a $24 beer so it's a dollar a beer for a case of 24. We did not react. Labatt entered to match that in Ontario with a $24 a case beer, we did not react. The Labatt and Mountain Crest in Alberta took significant price reductions. Now what's gone on in the last few weeks is very positive. The Ontario price has moved up from the $24.00 to $26.80, $26.50 so back in line with where Molson was and we have now reacted with a $26 brand as well, $26.95. It represented about a $2 discount for us – not that significant.

In Quebec, Labatt has continued to very, very aggressively respond to a potential strike that they're currently in negotiations with their unions, they've significantly loaded the trades with low price product to counteract a time period if they do go out on strike they need product out there. They have also reduced price during the December period to respond to some obligations of conrtact brewing and other companies that they deal with. For example, Carlsberg was dropped to well below super premium levels to meet the contractual obligations of volume.

The Sleeman price in Quebec has remained on par with Molson Dry and Molson Export which indicates an inability of the brand to compete at the super premium price point. So overall, the whole pricing response, we have not and remain and we feel that pricing response is quite short term, it's been a very significant factor over the last quarter.

Share in Newfoundland and the Maritimes remains extremely strong. Maritimes is up another 1.5 points and Newfoundland is up 0.7. It marks about the seventh quarter that Newfoundland has grown and we have a 57.4 share now in Newfoundland.

As discussed previously, share in Canada is – will be – the focus for F'04, but once again I will reiterate its profitable share growth. Competition is currently going after volume at any cost – a strategy that Molson abandoned four years ago. The areas identified for profitable share growth remain: the improved performance with LCBO, improved performance of our own core brands, especially core owned and I'll emphasize core owned as opposed to partner, and thirdly delivery on the innovation, especially in the super premium segment. You can also be assured that Project 100 – Project 102 – will be delivered with 40 million scheduled for F'04.

The USA, the calendar ended with Molson total performance flat versus the period this year making us the fifth largest import brand in the U.S. The challenge simply remains to continue the transition to Molson Canadian from Ice and Golden. Canadian is up 36.8 percent, 37 percent, to 33 percent of total sales while Golden and Ice declined 12 percent and 10.5 percent respectively.

The secondary for overall improvement in the U.S. is the transition to the Coors Distributors, currently 56 percent of our volume. The Coors distributors on their own were up 1.6 percent with the non-Coors distributors who were down about 2.4. That's another area in that transition it's on – it's occurring on a regular basis but a huge target for us as a company.

Distribution on premise is the third area for improvement. Currently low at approximately 20 – 20 percent for Molson and as I'd mentioned to you before, we're trying to reach that target of 40 percent on premise which is consistent with the import segment in the United States.

The other big area of opportunity for us in the United States is to roll our product beyond the nine cites or the nine major regions where we are in the U.S. and plans are in place to attack two new regions next summer. Now let me turn the meeting over to Robert to talk about results. Since we were visiting I thought it'd be a great opportunity for him to share with you some of his experiences and then he'll bring it back to me to do a quick summary before we turn it over to Brian. So Robert?

Robert: Thank you Dan and good afternoon everyone. It is great to be speaking with you today. As you can appreciate a lot of things are happening here in Brazil. At least enough to justify a full time job. Before I get to the business update I would like to say just a few words on the economic and political situation in Brazil.

First let me tell you that during the last six months I don't think the situation could have been more dynamic. But today with the early action of the new government which are in line with its promises, a positive environment has been created. Last week interest rates increased by .5

percent to 25.5 demonstrating the alignment of the Central Bank with the government policy to control inflation. The target for next year for inflation is 8.5 compared to the current rate of 12.5.

We have seen a return to confidence in the market towards Brazil and as a result some signs of the currency is strengthening. Unfortunately the situation with Iraq is negatively impacting the recent gains. As for Kaiser we are totally hedged slightly below three. We were, I'm sorry totally hedged slightly below three for the previous quarter and we are hedged at 91 percent for the last quarter of the year with an average of about 3.28.

We have started to hedge for next year at a rate of approximately 340. Our hedged position are for the first quarter. We are monitoring the situation as you can appreciate very closely and we will continue to be active as we were last year. Given the discount rate and the interest rate today, forward contracts are at a premium making any hedging obviously more expensive.

Now let's talk about the business and more importantly about the matrix we've initiated which we monitore constantly. The matrix number one is brand value. The first measure of brand value is market share. In the last quarter Kaiser increased its market share by 2.5 percent. The gain is very significant. To date Kaiser total market share stands at 15.3 percent in December, at the end of December, its highest level since July when we implemented our price increase. Both brands increased market share. Kaiser stands at 12 percent and Bavaria at 3.3 – its best performance since November 2001.

Although our gain has been greater in supermarkets, we were able to improve we were able to improve market share in all market segments in both November and December.

The second measure of brand value is pricing. As you all know, the pricing environment in Brazil has been fairly dynamic. Since July we have the following price activity. In July we increased the price of our cans by 10 percent and our bottles by 5 percent, 600 mls obviously. In December we increased the price of our cans between 10 and 12 percent and the price of our bottles by 3 percent.

In January we implemented a price increase of ten percent on bottles. Although we are making some progress in the price gap with the January price increase, we still have a long way to go. We believe that as we continue to improve our execution we'll be able to reduce the price gap. The July increase however showed us that it is very important to do it in a moderate and orderly fashion.

The second matrix we monitor is product availability, which we measure first by distribution. I believe a greater opportunity exists here for Kaiser because our progress has been extremely different across the country. The numeric distribution for Kaiser stood at 48 percent in December while Bavaria was at 16 percent for a total of 52 percent. The situation has improved over the last three or four months but we are very far from our objective of 80 percent numeric distribution of carbonated soft drinks. Basically we are not selling in many more places but we have a better share in the place where we are selling.

The next measure is the product availability. This is measured by our freezer and our light merchandising coverage. Naturally the freezer coverage is not very meaningful because our coverage is between one and two percent. What is important is that at the end of our fiscal year, we will have deployed a total of 22,000 freezers. Again, a lot of work to close the gap.

On the merchandising front, we do see some improvement in certain regions, however this improvement has not been sufficient enough to improve our national coverage as measured by Nielson.

Finally, the last matrix is profitability which is measured by package mix. As I said before our gain has been in all channels but with strong gain in supermarkets. In December we were able to improve our mix and reach a higher level of returnables than non-returnables. The trend is slightly better but again, on this front, a long way to go.

Since the acquisition we have implemented many changes. We now have a strong beer case for the bottlers and the commitment to beer in the system is currently very good. W have also changed our commercial structure creating four regions and a national account group, a structure much better aligned with Coca Cola. We hope to realize even more synergy in the future with this new structure with Coca Cola.

As a result of these changes, we have been able to increase our profitability substantially. I will let Brian cover this subject. Not that I wouldn't want to brag about it but that's the CFO's job.

In summary we are – we are making many improvements and our performance to date is I would say very good. But on the other hand we are still very, very far from our objectives. There is no doubt it requires the constant effort of everyone at Kaiser.

As far as the coming months are concerned, the environment will be very challenging. With the Christmas period over, and the price increases in place. We are preparing for next year and

finalizing the volume negotiation with all the bottlers. We have about 95 percent of the volume agreed to. We have met with all the bottlers and we will meet again at the end of January to review the same matrix I've just spoken of.

In conclusion, Brazil offers more opportunity than I believe we originally envisioned. However, unfortunately, particularly when you live in Brazil, however we cannot celebrate yet. We have a lot to do. And the environment we are in is extremely, extremely competitive.

I spoke a lot, eh, but I haven't spoken to these people for a long time. Thank you, Dan and thank you everyone. Thank you, Dan.

Dan: Just before we suddenly go over to Brian, I, you know, I agree, the opportunities that we originally felt here were clearly here and everyday we're here, we identify additional ones. So, we're real positive about our investment. The more comfortable about it every day and I didn't – as you can see from the results, it's really starting to have an impact.

Now, I just wanted to quickly summarize. We continue to consistently live up to the commitments. We set forth, you know, four years ago, and we've consistently been able to do that every quarter.

As I mentioned earlier, and it's in the press releases, the outlook for our fiscal is an EBIT 30 to 35 percent and EPS between $2.10 and $2.15. We feel very comfortable with those numbers. We feel we can reach those. The long range EBIT as we've always said and we don't make a practice of giving guidance and we don't want to be, you know, as specific in the future about that. But, we've set a target long ago that our EBIT would be at 14.5 percent. This would be a rarity as we -- this year would be a rarity, as we brought Brazil online. So, in the long range, we're still committing to that 14.5 percent as a total company.

Thank you very much. I'll turn it over to Brian before we …

Brian Burden: Thanks, Dan and good afternoon everyone.

As Dan has mentioned, the current quarter the financial results are certainly encouraging to say the least, demonstrating once again the resilience and strength of our business with EBIT up 47 percent to $125 million.

Net sales revenues as you have seen, increased 24 percent to $641 million, mainly due to the consolidation of Kaiser in Fiscal 2003, but also incorporating a three percent revenue increase for Canada. Volumes increased 98 percent to 6.8 million hectoliters with Kaiser contributing 4.1 million hectoliters compared with .6 million hectoliters in the same period last year. Volumes in Canada were down 1.4 percent to 2.3 million hectoliters and USA volumes declined 2 percent.

Net interest expense for the quarter was $23.9 million, which was $10 million higher than the same period last year, reflecting the overall increase in net debt resulting from the Kaiser acquisition in Brazil. This expense is slightly higher than last quarter due to recent increases in interest rates in Brazil.

Income tax expense for the quarter is provided for an effective tax rate of 32.5 percent compared to 37 percent last year. This is in line with the previous quarter and as you know, reflects reduced statutory tax rates in Canada and the mix of earnings between Canada and Brazil. Consequently, net earnings for the three months ended December 31st, 2002, were $67 million, an increase of 49 percent on the $45 million earned in the comparable period last year.

Earnings per share increased 39 percent to 53 cents per share bringing year to date comparable earnings per share to $1.74. In Canada, operating profit increased 23 percent to $110.4 million for the quarter, quarter ending 31st of December, reflecting improved margins. EBITDA to net sales continues to improve in Canada up to 25.2 percent in the quarter versus 21.6 percent in the same period last year.

Revenues were up three percent in the quarter due to price increases around 4 percent at NSR levels, slightly favorable mix due to higher import, offset by our lower volumes. Project 150 or as Dan has renamed today, Project 152, remains on course to deliver $59 million in annual sales in Fiscal 2003 and was strong in the quarter at around $20 million, because we did say we would try to give you some quarterly breakdowns. And that $20 million contributed to an overall cost reduction in Canada. First off savings from Project 152 were $20 million, leaving a balance of $19 million to be delivered in the final quarter. And you will have noted that costs for the quarter were 2 percent lower than last year due to lower volumes and the impact of these Project 150 savings.

On Kaiser, Robert has talked to you about the progress he and his team are making. This is resulted in Kaiser delivering its best quarter to date with EBIT of $17.7 million but also we should remind ourselves that that is almost $42 reias. So, a great achievement resulting from both higher volumes and increased prices. They've also taken a number of initiatives to offset recent

currency fluctuations including accelerated cost reductions and tighter capital expenditure controls, as well as assets as Robert also mentioned to improve mixed optimized profitability.

In the USA, Molson continues to improve. The volumes for their nine months are down .6 percent and broadly flat for the calendar year. Marketing reinvestments of profits continues with new advertising campaign in its use to further stimulate the Molson Canadian brand which is showing a very strong 37 percent growth in the nine months ended December 2002.

At a consolidated level, cash flow from operations before changes in working capital and rationalization spending for the three months ended 31st December 2002, increased 30 percent to $107 million due to higher net earnings compared to a year ago. Working capital though increased $30.4 million in the quarter due to higher receivables principally in Brazil given a very strong December, offsets its own degree by increases in accounts payable and accruals.

At December 31st 2002, the corporation had a $300 million drawn under an 18 month bridging facility that expires on September the 30th, 2003. And the amounted borrowings remain broadly unchanged from last quarter. The corporation also has a three year, $625 million revolving facility that expires on March the 31st, 2005 and remains undrawn.

The repayments of the $350 million debentures are due on March 11th, 2003 will be funded by a mixture of excess cash as available and the existing credit facilities.

The balance sheet ended December 31st, 2002 remains strong with a 55 percent net debt to equity ratio with improvements on the last quarter due mainly to the reduction of $26 million in the unrealized translation that just went to count in shareholders equity.

In line with our dividend policy, a quarterly dividend of 11 cents per share will be paid on April 1st, 2003 to shareholders of record at the close of business on March 14th, 2003. And just to confirm, per our press release today and Dan's comments earlier, we are revising our outlook for comparable EBIT growth to 30 to 35 percent and comparable EPS range of $2.10 to $2.15. And, this is based on our strong current quarter and expectations for the quarter ended March 31st, 2003. And, again, as Dan has mentioned, we remain committed over the long term for the 14.5 percent EBIT growth.

And at this time, Operator, what we'd like to, I think, proceed with questions.

Operator: Thank you. The question and answer session will be conducted electronically. If you'd like to ask a question, you may do so by pressing the star key followed by the digit one on your telephone. Again if you'd like to ask a question, please press star one. And we'll pause for a moment to assemble the roster.

And we'll take our first question from Keith Howlett with Desjardins Securities.

Keith Howlett: Yes, I just had a question on the accounting of the hedge. Is that just built into the final number that you show for revenue from Brazil?

Brian Burden: Yes, it is.

Keith Howlett: Great, thanks. And, I had a question on the client share outside of Molson Canadian. Is that just the tertiary brands continuing to decline?

Daniel O'Neill: Yes, it is.

Keith Howlett: And was there anything that stimulated that? Was that the price war in, you know, the $26 or $24 cases? Was that what caused that, or?

Daniel O'Neill: It's, the, Keith, it's Dan speaking. My voice is changing here, but. Finally! I've been waiting many years for that!

Robert Coallier: It's the beer and salsa!

Keith Howlett: You're in the right country.

Daniel O'Neill: Yes, I know! We left at a minus 35 degrees and arrived at plus 35 and I'm getting a little choked up here. It's not over the results, but just the weather.

It was really attributed to, you know, regional type brands in each of the varying places across Canada. So, if you look, it's not a national brand in Alberta, it's one particular brand, that's, you know, dropped their priced and chipping away at us. And, that chipping away impacts our low-priced brands because we're not as low as them.

You know, for example, in Molson Dry in Ontario, well, it's not at a $24 case; it's about $28.95. So, even when they go up to, you know, $26.75 or $26.50, we've got to look at, you know, and

we are, we have, but it's not nothing new, we're bringing that product down to the $26.85, $26.00 plus range to be able to compete.

But, it's all chipping away at us, in little tiny, and it's not profitable, I think, if you looked at the results of Brick Brewing. You can look in there and, you know it's been about a month ago, and you can see despite their volumes and all the activities they're doing, that profitability is not there. So, you're seeing that happen, quite surprisingly, but that's what's going on.

Keith Howlett: And I just wondered, in the Quebec retail there was a lot of inexpensive beer right around Christmas. Was that brewer driven, or retailer driven?

Daniel O'Neill: That was – what happened in Quebec, and this is hypothesis, ok, from our point, you know, and you look what went on with Labatt in their, you know, they were having some union difficulties – when they were discussing new programs in Ontario with their unions, back in the summer, they ended up having some problems with availability of product. But, what we feel is going on in Quebec, is that Labatt's is actually filling up the pipeline and getting a premium to do that, in case they have, you know, problems with the unions in the province over the next three-month period.

Keith Howlett: But the pricing in Quebec's back to normal, is that right?

Daniel O'Neill: The pricing in Quebec is not back to normal.

Keith Howlett: No.

Daniel O'Neill: You're seeing, still, this Labatt's filling up the pipe and trying to really drive some volumes so there's volume in the stores, in case there's a strike. We've adjusted our programs accordingly.

Keith Howlett: If I could just ask one last question. Do you have a comment on the (FEMSA)-Coca Cola proposed acquisition of Panamco?

Daniel O'Neill: In respect to what?

Keith Howlett: In respect to the distribution of Kaiser in Brazil, whether that will have any impact on way or the other?

Daniel O'Neill: I don't know. I don't think it will impact us at all. We have a contract with Coca Cola and a contract with the bottlers to be the only beer sold in the system, in the Coke system in Brazil.

I think if you look at the results that FEMSA has been able to achieve in Mexico, in their brewing area and in their Coke bottling area, in terms of margins, efficiencies, knowledge of selling beer, and you look at Panamco being 30 percent of our business, 35 percent of our business, the result to us of that could be very, very, very positive. Because, Panamco, right now, is struggling, and I think you bring in some experts, we will only bring positives through that type of association.

Operator: And we'll take our next question from Patricia Baker with Merrill Lynch.

Patricia Baker: Good afternoon. Dan, if we may just come back to Canada for a second and you've been very adamant for several years now, that with respect to market share, what you're really going to go after is profitable market share. That's part of what we saw in this quarter, here.

Would it be fair to say, in some of your discussion on innovation that we can look to some of the innovation projects in terms of new product launches, sort of fill in and can make up for what you might be, what might be losing with some of those other brands?

Daniel O'Neill: I think it's – I think that's the, yes, perfect question. I think you gave a better answer than I would give. The thing is, Patricia, if you look at where we have been criticized for not being able to grow.

Patricia Baker: Yes.

Daniel O'Neill: Super premium owned brands. We have Rickard's there. It's small. It is growing. It's doing great. It's very positive. It's compared in size to, you know, Corona or to Heineken, it's great. We feel we can be – we want to play there harder. We want to – we've looked at length of our mix, as we sell more partner brands. We have been looking at that for three years. It's not something we've come up with in a year, because once you see that, yes, the product activity, you'll say, you know, yes, this has been around for a while. So, it's a lot of segments that are growing.

Patricia Baker: Yes.

Daniel O'Neill: Super premium being the easiest to recognize, light being another one. You know, when you look at those, those are segments that are growing, segments that our partners are very

strong in, and something that we have to respond to. And, it's taken us a while to be able to develop that. But, I think the only way that we feel strategically that we can address the shared growth that we need is to be much more innovative and launch a couple products that will go into there.

If you look at our MGD Clear that we launched in Quebec six months ago, eight months ago, it has, you know, it's already got an almost .8 share. Now, when we spent the money on our own innovation, that would be a much more profitable investment for us and provide better return. That's the things we're looking at.

Patricia Baker: And certainly '03 could probably mark the beginning of that given that you've set up an innovation group and hired somebody to head it up, et cetera.

Daniel O'Neill: Yes. You know, I don't think (Peter Amirault), if we come out '03, you know, will take credit for all of it.

Patricia Baker: No.

Daniel O'Neill: He's been very active since he's come in.

Patricia Baker: Yes.

Daniel O'Neill: But, we needed leadership there to find, you know – you start an innovation process and you can have a lot of projects going on, but someone has to capture a couple of them, take them under their wing, and provide some guidance. We're going to be, you know, Q1, you know, beginning of Q2, we've got to come up with some new products and new activity.

Patricia Baker: OK, well I don't force you to talk about them, because you don't really want to reveal ...

Daniel O'Neill: I will.

Patricia Baker: ... very much. But, on another thought which is related to that, if I may just ask a second question, and that is, I remember when you gave us, when you came out, you know, when you first came out and talked to us about your buckets and your beer bottles and what you were going to do to the business when you were the COO of the brewing business, one of the things you talked about was too many brands and culling of brands.

Daniel O'Neill: Yes.

Patricia Baker: Looking back, can you just give us a perspective on how much progress you think you've made there, and whether or not, what we will see on go-forward basis there.

Daniel O'Neill: We've made great progress in Quebec. We've made phenomenal progress in the United States. And you know, when people look at it and say, "What all did you have, man?" We had packages and sizes and other brands, you know, appearing, anything that someone wanted in the Northeast of the United States, we sold. So there, we've cut out about 35. In Quebec, we've probably cut down, of that if you look at SKUs in product, I would say it's probably 30 percent.

In Ontario/West, we talked a good game, from a point of view of SKUs. We haven't really seen it impact the business. And, we will be – Ontario/West, we're really getting into some details, a little more regular presentations to us at headquarters, a little more frequent, a little more involved. And, so we'll move forward there.

But, we've done practical things that you would not see from a consumer's point of view. You know, the number of products, liquids, we've produced inside the brewery, the amount of differences and little, tiny specifics. We've been very good in those. They're not visible signs, but they've allowed us to improve efficiencies inside the brewery. Which is very – I mean that's unbelievably important.

What we have done, though, is we've reallocated our spends, so we're giving much more money. A, where we haven't reduced spending over the last couple years. We haven't reduced spending in the last quarter, you know, or the last half or the last two years, which was one of our plans. But, we've redirected it to support the bigger brands so the non-important brands are getting less, and they're slowly becoming less important. So, at some point in time, we'll have the courage to just stop them.

Patricia Baker: So, they'll naturally be pulled.

Daniel O'Neill: Yep. You got that.

Patricia Baker: OK. Thanks a lot, Dan.

Daniel O'Neill: Thanks a lot.

Operator: And we'll take our next question from Betty Yip of UBS Warburg.

Betty Yip: Hi Gentlemen. I'd like to ask you more questions on Brazil. The present increase that you've taken in November and January, are you inline with that of AmBev? And then, secondly, geographically, where are the market share gains coming from?

Robert Coallier: Hi Betty, it's Robert. How are you...

Robert Coallier: Good thank you. The first question is are we inline. The idea of being inline is a very difficult concept. I'll just tell you where we are. In terms of price increase, as you know, we increased our prices in July by 8 percent. We were the only ones to increase our prices in the industry. So, in terms of closing gap in Brazil, yes, we closed some gaps in Brazil. The rest of those price increases that we've taken are inline with the rest of the industry, generally speaking, give or take 1 percent. So, the gain that we've made in July, we haven't lost with the recent price increases.

Betty Yip: OK.

Robert Coallier: That is the first one.

Male: The gap. We talked a little bit about the gap.

Robert Coallier: But the gap is closing, obviously, as a result of the fact that we have taken price increase fairly similar to the rest of the industry, in the recent November, December and January, but, as I said before, because we took the 8 percent price increase in July, and we were the only one in the industry moving in July, we did close the gap, compared to the rest of the industry.

Betty Yip: OK.

Robert Coallier: In terms of market share increase, in the month of December, as a matter of fact, all of our regions increased market share. The 19 bottlers have increased market share and about – if my memory serves me right, about 11 – actually I have this here – about 11 of them increased in excess of the average. So it was – it was – it was a general increase. It's not in one region in particular.

Betty Yip: OK, that's great. And then in January what has been the trend and also are you seeing any competitive response from your number of competitors?

Robert Coallier: We always see competition's pricing. I mean, this is a competitive environment. So but January we're right in the middle of it so January we will ...be over in four days.

Daniel O'Neill: We'll talk about January in – I mean, we don't give – we don't give January results on the 29th of the month prior to the end of – I mean, we've got two months left before the quarter, Betty. But we don't – we don't respond to ...

Betty Yip: OK. But then just to recap, the pricing you have increase in November and January is basically in line with that of AmBev and you closed your gap primarily from your price increase back in July.

Robert Coallier: I think it's a fair statement. I would say – I would not talk about one company. The industry has increased prices in November and December and we have – we have also increased our prices as a result of increased cost.

Betty Yip: OK. OK, that's great. Thank you.

Robert Coallier: You're welcome.

Operator: Moving on to David Hartley with First Associates.

David Hartley: Hi, good afternoon. Question, Dan, about what's going on in Canada in terms of pulling trinkets out of the cases of beer. Can you give us a sense of the number of cases that impacts you on and what the savings per case is on that kind of thing?

Daniel O'Neill: I can't give it to you off the top there. I could give you a call. I'll tell you, we eliminated the cases. And it's not that we cut it because we've maintained spending. So the trinkets and trash situation was cut out on August 19th.

David Hartley: Yes.

Daniel O'Neill: OK. And what we – what we did was reallocate that into more brand-building type activities. Often brand-building activities don't respond right away. The biggest, you know, probably comparison basis – I think it's October and November, like half way through October to the beginning of December of a year ago, we had tee-shirts, Toronto Maple Leafs tee-shirts in the whole – you know, in the Ontario market and they were unbelievably successful. And we – as

we've pulled that away and have tried to put more money into longer-term image things for Molson Canadian, that's had a – that's had a big impact on the market share.

So that was one of the other elements that I thought my speech was too long so I cut out point 3 on that one. But that was going to be in there as one of the reasons because we came back with programs that aren't short-term tactical programs. So in the second quarter it was about in cases dropped about $3 million, year-to-date it's down about seven.

David Hartley: OK.

Daniel O'Neill: Right. But it's not that we reduced the spending. That money was reallocated.

The interesting thing is we've – in the last four months we've – we've felt that we have real good marketing people and a real good sales force. The sales force support you can see by our partner brands are growing like crazy. Where we – where we felt we had no one is this huge gap of the interface between marketing and sales. And because our marketing people, the majority of them have very little beer experience, trying to deal with the sales force was a huge gap. Our partner brands have a lot of sales experience and they – and they bridge that gap much better. We've gone back and hired a guy – or in the process of hiring him – who used to work for our company and we're bringing him in as to be a VP of Trade Marketing, or the interface between those two groups. So we can take the greatness of the marketing programs and the value of our sales organization and lead that over and make sure the good programs get transferred into more actionable type activities.

And if you go – and we talked about that in the past of this gap that we had. And we compared it often to Coors had 19 people out working with our sales force – Molson Canadian had none in Canada – who were addressing that and putting an organization in the middle to really be able to go out and fight for our own brand as hard as we fight for our partner brands on premise and from bar to bar.

David Hartley: So you would definitely say that you're really trying to build your own brand equity here in the market in Canada.

Daniel O'Neill: Yes.

David Hartley: Will that mean …

Daniel O'Neill: The interesting – sorry, go ahead.

David Hartley: I'm just wondering, will that mean decreased costs in terms overall over time as the brand building exercises outside of the, if you will trinkets and trash, gets more sticking power?

Daniel O'Neill: Well, I think what we will do is take the trinkets and trash money and invest that into new product entries and new innovation into the marketplace so we can support those brands in the marketplace. You know, my – it's that type of reinvestment that I'm talking about is take it out of free tee-shirts and take that, you know, $8 million and – or $7 million year-to-date, and drive a new product entry and use that for support of the new image product or a launch into super premium, you know. That's what we're trying to reallocate the money towards.

David Hartley: OK. Could I turn our attention over to Canadian Light? It seems to be something that you had classify as something in the innovation categories that you specified before. When does it come on line for Toronto that you can release the product? Or can you outline when it becomes available in certain markets beyond what you're in now?

Daniel O'Neill: I think that would be a – I would be leaving myself a little bit competitively disadvantaged. One – the – what we did was we took – I'm not going to answer your question. I'll give you a little bit of different background though.

David Hartley: OK.

Daniel O'Neill: We won't be in Toronto this summer. OK, I'll leave it at that. We'll be – we'll be – you know, the areas that we're in we will improve what we are offering. We did a lot of work over the summer on people who had tried it, what they thought of it. So we have new packaging and new advertising, we brought in a new advertising agency. We did a comparison of ourselves and Bud Lite and said, what did Bud Lite do differently than we did?

And we did that over the September/October period or August/September, to try to really find what were the key drivers that got Bud Lite to where it was. Found out a lot of things and we've made that – we've made those changes. And we're ready to sort of re-launch the product. Even to the point where Bud Lite and Bud had two different agencies – advertising agencies, we said, OK, let's give, you know, Canadian Lite its own agency and really put it as a force. We increased the spending levels or the budgeted levels.

So we've separated the two and there'll be new advertising, new packaging, the whole deal coming out, you know.

David Hartley: OK. And two last very quick questions and I'll get off. What has been the Labatt response to the trinkets and trash thing? And secondly, as I promised I'd ask you, the flagship brand across the globe idea, is there a brand that – are you planning any international initiatives where you're going to launch a flagship brand across all your territories?

Daniel O'Neill: The trinkets and trash thing with Labatt's is I – you know, and I sit back and say we were probably winning the trinkets and trash. Maybe we had nicer trinkets and trash, OK.

David Hartley: Yes.

Daniel O'Neill: So stemming down from that, Labatt's has as many – they had probably more. They had everything in every pack they offer. So we both sort of came out of that. So we probably had more impactful ones because of our tie-ins with hockey teams and the ability to do that and we did it well. So I think coming off something that we did really well and maybe was an advantage is going to – impacted our share a little bit but I don't know how much.

One the – on the Molson international brand, I mean, I just came out of our annual three-year plan and our budget – our F'04 budget presentations to the board and that question came up on several occasions.

As you know, we brought in Peter Amirault to head up new business development and innovation. One of his big projects is the export business. But when you start taking about export it's not a matter of which country, it's which liquid, which packaging, and which positioning. And that is on his – it's probably one of this top three priorities to go after.

The logical thing is, you know, what are we doing in Brazil with a Molson product. Nothing to date. So that's one of the things to say, well, that would be the logical country to start in if there's a real market there. So we have to go and make sure there's an availability for an import.

Now when we first bought this business we said the super premiums were at less than one percent. Well, the super premiums now are about 5.2 with a very successful launch by our competitor of a product called Bohemian and it's a super premium domestic product that's doing great. So we want to look at that and go forward. But that's over to Peter Amirault and he hasn't

even started that program yet because, as I said, working on some very specific projects for the next, you know, 12 months.

Operator: And as a reminder if you'd like to ask a question, please press star one. And if you find that your question has already been answered, please press the pound sign to remove yourself from the queue. We'll take our next question from Irene Nattel with RBC Capital Markets.

Irene Nattel: Thank you and good afternoon. If we could just turn our attention for a moment to Brazil. Robert, perhaps you could just bring us up to speed on – sorry – how things are evolving with the Coke bottlers, where things stand, how the culture change is going on, those kinds of things?

Robert Coallier: Hi, Irene. Nice to talk to you. There are a lot of changes going on. We're trying – as far as the bottlers are concerned – as you know, we've – after we did our strategic planning and work with the assistance of BCG, we tried to set our objectives and afterward share those objectives with the bottlers.

So what basically we did is present them a business plan with action plans and we discussed those business plans and action plans with them. And, obviously, as a result of those business plans, there were shared objectives in the regions, there were volume objectives, there were commitments. And as I said, for next year we have about 95 percent of the volume agreed with the bottlers.

I would say that right now – and that's due to the effort of everyone in our system and I think also the fact that Molson came into the picture – the system commitment to beer is increasing substantially. I think everyone realized that beer is a good profit contributor. And the interesting part is that more and more there are open discussions – not that whether or not beer is important, but how do we approach beer, how do we sell beer, and how do we sell beer in a competitive fashion so that we can really gain more market share and, therefore, gain more profitability.

So I would qualify right now the situation as very open. The relationship is improving tremendously. Not that it wasn't good before, but I think that, as I said, with the acquisition or the partnership with Molson, the fact that a lot of the bottlers right now are Molson share, certainly create an environment where people are really prepared to work together. And, you know what, it's an environment where everyone is looking for the same thing, how to make more money.

So it's not a time where people argue, but rather a time where people try to find solutions. And I think that from that standpoint, also, Kaiser is changing a lot. We have a new team internally

where we had a big conference two weeks ago and it's to go from a why organization to a how organization. And that translates also throughout the system because many bottlers are using this now. It's not why I cannot do that or why the situation is like this. It's what does it take to make it happen.

So I'm positive. Is this where we wanted to be? The answer is, no, it's not where we wanted to be. And it's not anyone's fault. I think that's very important. It's not our fault, it's not the bottlers fault. I think that from now on we'll look at it as a joint opportunity. But it'll take – you know, Molson acquired on March 19-March 18 Kaiser. So this isn't going to happen in few months. And the reality is some bottlers are way ahead of others. So – but there's, you know, there's no region that is not important in our strategy.

Daniel O'Neill: ... Irene, if I could continue. I think there are two things. I don't think we're where we want to be on anything in the company. I mean, that's part of our – the personalities of the individuals in here. We can't look at anything and say that's great or it's good, you know. We sit there and say, hey, look, there's tons more to do. Tons more to do in Canada, there's tons more to do in the U.S.

I think, you know, Robert's done an incredibly awesome job in Brazil. And the most positive thing is that the attitude is such that the bottlers want to do well with beer, the company wants to do well, and there's a real friendship there. Tonight we have all the bottlers and all the customers – majority of customers, about 180 people – at a dinner, you know, with our board. And those types of activities are incredibly important for us to build a relationship.

So we're not happy at all. But, you know, you sit there and say, hey, pretty good performance from where we've been and you judge the current – you judge the pretty good performance by what do you think can happen. And what do we think can happen is a lot more concrete now than what we thought could happen in, you know, March 18th a year ago. Thank you.

Irene Nattel: That's great. And if I could just move to Canada for a second, you know, clearly if you had a 70-basis-point gain in share of your core brand but Molson Canadian was down – you have some very interesting wins in some of the other core brands. Could you talk to that a little bit?

Daniel O'Neill: We did well in Quebec – really strong in Quebec on our core brand, which was, you know, obviously, you know, very positive. I would – you know, we just continue to grow which is real positive. And out East there are only core brands so any growth there is real positive. And then our partner brands in Quebec grew as well.

But I can give you some specifics. It's real dark in this room; I can hardly read it. Might be old age. But ...

Robert Coallier: Your voice, your eyes ...

Daniel O'Neill: ... you know, Molson Dry is up, obviously. It's up, Rickard's is up. Tornade was down a little, but it's not such a – you know, Black, our value brand, was up almost a point.

See across the board in Canada, a lot of it is being led by Quebec, which was, as I said, up over three points. But, you know, you just look at the list, and you see some very important brands. Dry, Rickard's – as I said – Black, and then Coors Light was up almost half a point. Corona was up 0.1. Heineken was up 0.1. And MGD was up 0.1.

So you – so you look at it, and you're – and you see a general overview (is) pretty positive, and very strong in Quebec.

Irene Nattel: And very strong in the owned brands?

Daniel O'Neill: In Quebec as well, yes.

Irene Nattel: That's great. Thank you.

Daniel O'Neill: Our biggest – our concern right now in the share area is Molson Canadian in Ontario and the West. That's it. I mean, that's the one we got to – we got to address and got to fix up. And a lot's been going on to do that.

Operator: And we'll take our next question from Karim Salamatian, with BMO Nesbitt Burns.

Karim Salamatian: Thank you. Good afternoon, everybody.

Daniel O'Neill: Hey, Karim. How are you?

Karim Salamatian: Great, thanks. Question for you, Dan – over the last three to four years, a fair amount of success in Canada has been – or can be attributable to a relatively benign pricing environment, or more responsible pricing by yourself and Labatt. And now we've seen Labatt lag over the last

12 months, roughly. And now that we're starting to – you know, in your opening comments, you talked about how they're reducing some pricing, et cetera.

So what makes you think that going into this next year, reduced pricing by Labatt isn't going to become more of a serious issue? And why wouldn't they continue to do that into the summer?

Male: Two things. One, Labatt did not lag, actually. I think that, Karim, is not an accurate statement. They've never lagged over the last three years, as a matter of fact. In a couple cases, they've been the aggressor in taking prices, and we've followed them. But...

Karim Salamatian: No, I just meant lagging in the last 12 months, as far as volume performance goes.

Male: Oh, in volume performance?

Karim Salamatian: Yes.

Male: What you – what you – what I – you know, we talked about this in our strat plan meetings also – the big point in – if you look at Interbew's results, it's the third time in a row they announced – I think, yesterday – they announced their profit shortfalls again for – this is the third time in a row.

Karim Salamatian Right.

Male: I personally believe, with the added pressure of the U.S. marketplace – in terms of the low profitability of our competitor, of Labatt – in United States, and their desire to – they announced an additional 10 million U.S. of spending there – I personally think they're in a situation where they'll be looking quite aggressively for profit out of Canada. That's – I mean, that's my belief.

The only thing that's happened – they did not – see, their pricing decision in Ontario – and I should clarify this – was not a rollback of anything. They took one brand out of province and put that brand into the $24 price point, to address the large variance with Lakeport. They did it very targeted, very specific, and didn't just do across the board on a – on a – you know, on some product that's going to already – has already existed. So they did it very intelligently. And so, you know, we'll see what happens in that. But I do not feel that Labatt or the other companies in the – in the Canadian marketplace will not move on price.

Karim Salamatian: OK. Now, looking into Fiscal '04, do you think that innovation is going to – innovation – and I'm assuming innovation in the super premium segment, so you'll get the benefit of mix –

that's going to need to more than offset lower pricing capability going forward? Because, like, last year, your pricing was roughly three percent, and mix helped – I'm sorry, in the – in the third quarter...

Daniel O'Neill: I don't...

Karim Salamatian: ... pricing was three percent, and mix helped by one percent. Do you need mix to be more of a contributor in Fiscal '04?

Male: No, I don't – I don't agree with your statement that, you know, pricing would be more difficult in (F '04). But I do believe that we have other steps in place to address that.

You know, we've identified, you know, significant cost-savings programs that we can – you know, that can offset any volume variances, if that happens; or price variances. And we – and I feel the innovation will help us.

And I don't think we're counting on the innovation or the cost savings to meet our 14.5 percent EBIT target goal. You know, I don't – I don't think the pricing environment will be as difficult as you do. It may. But, you know, we don't take price. Traditionally, we don't take price (till), you know, if you look back into the September time period. Most of the summer sales have already gone by the time we take price. So it won't – you know, it won't drive – it won't drive significant impact in the year. It doesn't usually. You know?

You get the price increase because of what you took the last September going into the new summer. But the price increases usually happen in September-October period.

Karim Salamatian: OK. And then finally, on the marketing spend, do you think you can stick with your strategy that you've had since you implemented these cost-savings programs? Or do you need to maybe kick marketing spend up a little bit and save more somewhere else?

Male: Well, what I feel is that, you know, and when we get together – we're planning the first week in March the traditional sort of meeting with the – with the varying groups and analysts (that) – we'll take you through where we've – where we've really delivered the cost savings.
We've been pretty disappointed – I've been personally disappointed that we've not been able to cut the marketing spend.

So if you look at marketing spend in the last three years, despite the objectives taking it down, we took it down in year one, and year two it was up, and year three, it's up. So we've not really done that.

And I don't see it being taken down in next year. As a matter of fact, that's not what the budget is scheduled to do for next year. It's up marginally, not a lot. It's up a little bit, but it's up, you know – there's a lot redirected, a lot of our Sports and Entertainment expense in our – in our Molson Sports and Entertainment group has been reduced and put into the support of new products and new product development, and support of – more support for Molson Canadian.

And at the same time, we've taken marketing spend up a little bit. But we've addressed a lot of the increase out of sort of what we call non-working marketing support, you know. It works, but how long and when does it work? So we've reduced those types of expenditures.

Operator: And we'll take our next question from Murray Gainer, with Scotia Capital.

Murray Gainer: Good afternoon. I'd just like to go back to Brazil, please. Can you just shed some light a little bit in terms of your expectations for the year to come, let's say – in terms of distribution points, for example, what you would hope to achieve, let's say, you know, over the next 12 months, and how that might influence the mix that you would expect?

Robert Coallier: We don't have that short-term target. We have more longer-term target. What we're trying to get away also is to pressure for short, short-term results, and forget to build the future.

What we've discussed with the bottlers are – yes, we do have one-year objectives. But more importantly, there are three-year objectives. And that's what we're aiming to. So it's – those are the type of things that we are discussing with the bottlers on a regular basis.

And you know what, I've have been disconnected for quite awhile about what Dan tells you or not. So I'll let him answer the rest of that so I don't get kicked under the table...

Robert Coallier: ... much. So Dan, why don't you go ahead and tell them?

Daniel O'Neill: I think the answer is very clearly, what – you know, we talk about summer in, you know, April – well I'd say, May, June, July period that we were doing sort of our homework with our Kaiser Group, setting a strategy and a three-year goal. And then Robert, you know, enhanced that, by taking individual plans to the bottlers, which we did in September and October, and now

he's got them all bought into the – you know, the targets, whether they be distribution targets, point-of-sale merchandising targets, price points, relative to competition.

We have a scorecard, which measure seven elements; I believe it is two of them with which we have to deliver to them, and five which they deliver to us. In that is a month-by-month guideline of where we have to go. The biggest thing – the interesting thing is we're doing all sorts of experimentation with them, as part of the program. For example, in one of our particular zones we have put in 20 individual sales people, who only sell beer. And that was, you know, part of our testing, to see would that work, where in that particular area the volumes got the factor of three, and also the Coke volume is up, because the sales people traditionally selling both, now only have time to focus on one.

So, we've done that program in one zone, and in other zones we did some training in very on-premise account-by-account record taking of what competition does, and what we're doing, to try identify where the key targets are. So, in that, in another area, we have another type of sales force, and we've got agreements with two other bottlers to bring in a specific sales force, by zone, in – you know, in major cities in the country.

So, to set a target now – what we're going to achieve this year – is very difficult. Over a three-year basis we talked about, you know, the importance getting up to 66 percent of, you know, weighted distribution, in the country, where numeric, sorry, where we were 44 with Kaiser and 11 with Bavaria, and moving it up to 66, while the internal targets is – you know, for our bottlers is we'd really like to get up to 80 percent of their Coke distribution. Well, we wouldn't put that in the number and try to calculate, because it would be a huge number.

But, you know, how do we go from 44 to 66? That's a real target. Can we do that in year three? Yes, we'd like to be able to achieve that in year three, but that's a step-by-step, bottler-by-bottler meetings, which Robert is meeting these bottlers, so I don't know, five, or eight, or 10 times a week. But, it's really – it's going to take a while, but we all feel comfortable about where it's going. And will that share continue to grow? Probably not. Our competitor will come back and there will be some tough fights in there. But, the important thing is we're building a very sound base.

One of the questions that I think is really important is, you know, we talked about the value and the opportunity in Rio de Janeiro. You know, in Rio it's 10 percent of the market. We had a very low share with a very low-priced beer called Santa Cerva, we've – you know. And we've worked

with the bottlers. The share was 4.3, I think, in the latest period, selling, you know, Bavaria, which is now targets for development in Rio de Janeiro.

Well, if you'd asked us two months ago would we be able – or three months ago – would you be able to convince the bottler to scrap the product he's currently selling, switch to Bavaria, and in two months he'd have a higher share, with a higher margin profit product, it would have been no – OK. And they've been fighting this for years. They're showing, in the month of December, the highest sales they've ever had on our products, which is, you know, unbelievably fabulous. And will they be at a 10 share in a week – no – how long will it take – what will it take? But, those are the signs that are positive.

Very long answer, but I think it's very important to understand – and Robert would never brag about this, but the individual seeds are being planted, and we just have to bring them to fruition.

Murray Gainer: That's very helpful. Thanks. Can I just ask, also, is anything happening with Schincariol? Like are they picking up share, as you and AmBev move price up a little bit, or is there any movement there?

Daniel O'Neill: We can answer that specifically, because we have the data. Generally speaking, Schincariol is doing pretty well in the markets, where they have taken price, which surprised me. When I came down last week, early for our meetings, and I was quite surprised to see that they've been quite aggressive in price, as well.

Robert Coallier: Yes, they've taken – you're absolutely right Dan. As I said, that's why I didn't want to refer to any specific competitor. The industry, as a whole, because of the cost base, increased their prices, and Schincariol is no different than anyone else.

And from a share standpoint, based on Nielsen, you know, there's been not much movement, so the answer is no. They've not gained any potential market share, as a result. And it's somehow predictable, because they've increased their prices, as well.

Operator: Moving on to Michael Van Aelst, with CIBC World Markets.

Michael Van Aelst: Hi gentlemen.

Daniel O'Neill: Hi, Michael.

Robert Coallier: ... Michael.

Michael Van Aelst: Most of the questions have been answered – just a couple of follow ups here. First of all, the market shares you gave us in Brazil, were those for the supermarkets only?

Robert Coallier: No, that's the – no, all markets...

Daniel O'Neill: Nielsen shares.

Robert Coallier: ... yes, Nielsen share for all markets.

Michael Van Aelst: OK. So, I didn't realize that Nielsen actually got into the on-premise ...

Daniel O'Neill: Well, it's a very – it's not a very – it's not a representative sample that you would find in some of the other worlds, but it's the best one we have, and the one we'll quote in the future, and the one we have employed.

The point, Michael, is to make sure that, you know, share is not up, when you look at a quarter versus a year ago. That's not what we're saying. The share is up – significantly improved and up from – you know, from the previous quarter that we were in.

Michael Van Aelst: Yes. OK.

Daniel O'Neill: It's a distinction that people have to make. I was worried that people might take away the wrong information.

Michael Van Aelst: No, that's fine. How is the industry volume been doing with all these price increases in the last...

Male: It is indeed a good question. We don't know yet, because, again, it's a difficult measure. We'll know when our competitor publishes numbers. He represents 70 percent of the market, so that would certainly give us a clear indication of what happened. Nonetheless, we find that the market is a little bit tougher.

Michael Van Aelst: OK. And just – can you remind me the seasonality between Q3 and Q4, in Brazil, and which one's typically the stronger for volumes?

Robert Coallier: For volume – well, December is by far our biggest month.

Daniel O'Neill: Huge month – December by itself. But in a quarterly basis Q3 is bigger than Q4 – right. But there's not...

Robert Coallier: Yes, and...

Daniel O'Neill: ... but it's marginal. It's not...

Robert Coallier: Exactly.

Daniel O'Neill: ... we had this question – I mean we just came out of a Board meeting and people asked us a lot of these questions, so it's interesting. The answer there was the seasonality is not that big in Brazil, with the exception of the month of December, which tends to be a big month.

Robert Coallier: Yes.

Daniel O'Neill: But, if you asking us what profitability you can expect for Q4 that's the real essence of...

Robert Coallier: Because 30 to 35 percent overall ...and that's – Dan is touching a very important point, though. December, being our strongest month, as you know, we're no different than any other operation. Once you absorb your fixed costs, then you're very, very profitable. So, if you take a volume in one month, and you exceed your break point, then you make a lot more money. And if you exceed just by a little the other month, and it combines to a same volume, it's not the same profitability. So, from a profitability standpoint, obviously the third quarter is a very strong quarter.

Operator: And we'll take our next question from Jim Durran, with National Bank Financial.

Jim Durran: Yes, I just wanted to continue on with Brazil, actually.

Daniel O'Neill: (I apologize to) Jim – how are you?

Jim Durran: ... custom rounded numbers here, but just looking at how Brazil performed in reais? I was looking at the third-quarter numbers, and you only gained 1.4 percent on a per hectoliter basis, at revenue per hectoliter, in the third quarter, despite all the pricing. Is that because of the supermarket channel being the strongest growth, or is there some other...

Brian Burden: That's right. Yes, I think there's a little bit of mix in there, in the current quarter.

Robert Coallier: There's mix and the supermarket – it's both.

Jim Durran: And cost-savings wise, how much cost savings got generated in the quarter, in the Brazilian operation?

Robert Coallier: And the exact figure in the quarter is I can report the progress report, to Projeto CEM. We had an objective this year of 14 million reias and we're tracking right now at 49.

Jim Durran: Can you just say those numbers again? I didn't hear them properly.

Robert Coallier: We were tracking – we had a project – Projeto CEM where we were trying to deliver 40 million reias this year.

Jim Durran: Yes.

Robert Coallier: And we're tracking, right now, at 49 million for the total period. So, we – so far, we believe that by the end of the year we'll be ahead of our objective by 10-million reias.

Jim Durran: Great.

Operator: And we'll take our next question from Raymond Lai, with Raymond James Canada.

Raymond Lai: Good afternoon, gentlemen.

Daniel O'Neill: Hey, Raymond, how are you?

Raymond Lai: Pretty good. Just a few quick questions here. In terms of Brazil and Canada, where does capacity utilization stand for your facilities, at this time?

Daniel O'Neill: Canada – it's capacity utilization.

Raymond Lai: Oh.

Daniel O'Neill: The capacity utilization in Canada, we're in the 70 – you know, it's 70, 75 percent utilization area range, depending on the facility. We're really moving around the efficiency

numbers, just because of new equipment and new procedures, and that's been a big increase for us, in Canada. But, overall, we're in that ballpark.

Raymond Lai: OK.

Daniel O'Neill: And Robert, you can...

Robert Coallier: Yes, in Brazil our capacity utilization, on an annual basis, is about 55 percent. Obviously, with a big variation throughout the year, in December we were probably closer – well, it depends again when December ...

Daniel O'Neill: Right ...

Robert Coallier: ... but we were probably – in some areas we were at full capacity at the end of the month, and then – and actually in most of the areas we were. But, I think it's better to look at the average, at about 55. I think it's a good indication.

Raymond Lai: OK.

Daniel O'Neill: There is room for growth. There's definitely room for growth.

Raymond Lai: So, the other, I guess, area I want to focus on, if we look at the bottler – your top, I guess, two or three or bottlers, how were the volume comparisons this year, compared to the prior year?

Robert Coallier: It was lower.

Raymond Lai: OK. Great. Thank you, gentlemen.

Daniel O'Neill: Yes, thank you.

Operator: We'll take our next question from Lore Serra, with Morgan Stanley.

Lore Serra: Yes, most of my questions have been answered, but I was wondering if you could detail the two-and-a-half points of market share gain you were talking about in Brazil, between share gain in the supermarket channel, and share gains in the other channels.

And, I guess this is sort of a follow on to another question that was asked earlier, but with the price increases that have been taken, do you have any concern that you'll see growth in a low-priced segment in Brazil? I mean even the sub-Schincariol level? Thanks.

Daniel O'Neill: Well, I answer the – you know, I'll give you a quick answer in this. Rather than go through the detail of the supermarket, cans and regions, could we maybe do that offline, or you can contact – we can contact Danielle, and give her those numbers, because we have them all, but it'll take you a while to answer that question. And we can give them to Danielle, and maybe you can call her, if that's OK? Are you still on the line?

Danielle Dagenais: Yes, I'm still on the line. I will give you a call Lore.

Daniel O'Neill: OK. And then the second part of the question – what was it...

Robert Coallier: The discount segment in Brazil.

Daniel O'Neill: The discount segment – I think what the important message is that Robert was talking about is everybody took price. People took price to react to some tax changes. People took price to react to the inflation, so we saw everyone take price. So, it's not the gap of the low price, or the high price. It hasn't changed, so everyone moved up. So, I don't think it will impact the value segment any more than any other segment. OK? You want to try to answer that question now, or...

Robert Coallier: No, it's a very...

Daniel O'Neill: It's a very long question, and we're going to have to pull the data out. I mean we've got a book here, but we'd have to go through it all and give you a – give it to you. So, we'd prefer to call you back. OK?

Operator: Moving on to Adrian Mitchell, with the Hospitals of Ontario.

Adrian Mitchell: My question was about operating costs in Canada. Brian mentioned that they were down about two percent in the quarter. It looks to me like they were up about two percent, for the first three quarters, from a year ago. And, so with all the discussion of cost cutting, I would have expected a faster rate of decline in those costs. And maybe what you were talking about, about marketing helps to answer this, but I wonder if you can tell me what is offsetting the cost reduction programs?

Brian Burden: Well, I think basically one thing you've got to remember is, obviously, you know, a number of our costs are variable, but there's a fairly big element of our costs that are fixed. Therefore, when volumes are going down, they don't go down on a straight-line basis. And, you know, I think for our costs to be down two percent, remember we have inflation in there, so they're down, really, about five percent, in real terms. And that's really because the Project 150 – you know, the 20 million in one quarter, versus the first half of the year – of only about 20 million in the first half is why, you know, the costs are lower.

I think, actually, we're reasonably up with our costs in this quarter being underlying, really being flat, even if you take the volumes as a sort of straight line.

Daniel O'Neill: One point on – if you don't mind me saying, Adrian, we – we've been looking at our costs per hectoliter. You know, there's been some criticism and some solid questioning on, you know, if you're taking in $150 million in three years, and your costs per hectoliters aren't going down, and you've taken price, what the heck is going on?

And we – you know, in response to those questions, we've done a lot of work over the last five, six months, because we thought – you know, we were not surprised, but it was very frustrating to do all this work and look at that. And the variables, as Brian has said, one is the volume – no question. And you tweak the volume a little bit and we can drive those.

Another big part of it is mix. And, you know, you look at a Heineken product, where the cost is extremely high, so the cost is going way up, you know, and the difference with the net sales, and the net sales is high in Heineken is an OK example of the other way around. So, the mix is having an impact here. If you took out this whole partner-mix swing, you'd see us, you know, driving a lot better results, where the cost per hectoliter is going down quite substantially.

So, we had all our divisions in Canada look at that, over the last three months, devise what is needed to really be able to drive the cost per hectoliter in the proper way. It gets back to this classic question of mix again, and what are we doing in the super-high-priced products, with the – you know, with a cost base that's quite equal; i.e., our own products? And you would see – you would be able to see the impact of that. And it's very positive from the point of view of altering, and speaking much more positively to the work that's been done.

But as the mix becomes more to the partner brands we have, and brands we're not producing, and combining with the volume going down as a total, then you have this impact. And it doesn't really reflect the cost work; it reflects more of the mix work.

So if you were interested, and you sit with, you know, Brian, or take time to speak to him on the phone, it's mathematically quite easy to see the difference, and to see the reflection of the work as opposed to the reflection of our mix.

Adrian Mitchell: Great. Thank you.

Daniel O'Neill: I don't know if that helps. It doesn't give you a specific answer, but it is the – it is the answer. And the numerics support it very strongly. If you want to talk, we're here till – we'll be back in the office on either late Friday or Monday. And Brian will be able to answer the specific numbers for you.

Adrian Mitchell: OK.

Operator: We'll take our next question from (Lila)...

Daniel O'Neill: ... just one comment. I think we can do one or two more questions because we have about 20 minutes, and we have to be at a – at a big dinner.

Operator: And again, we'll take our next question from Lila Janakievski, with BMO Nesbitt Burns.

Lila Janakievski: Hi. I actually have no questions at this time. Thanks.

Daniel O'Neill: OK.

Operator: And we do have a follow-up question from David Hartley, with First Associates.

David Hartley: Hi. Could you give me the Rickards brand share in Canada, please?

Daniel O'Neill: Sure. Let me flip open a page here. I think it's 1.2, but I'll...

Brian Burden: ... 1.3 (something).

Daniel O'Neill: Sorry. Just a second.

David Hartley: Well, maybe while you're looking, I can ask you another question.

Daniel O'Neill: 1.13 in total Canada.

David Hartley: OK. OK. And apples to apples for (Kaiser) – I mean, is there any numbers you can provide to us in terms of volume – anything with regard to last year's Q3?

Daniel O'Neill: Volume compared to...

Robert Coallier: Well, our volume was down compared to last year. Let me try to get some numbers here. Just get some exact figures for you – let me see. The volume was down about 15 percent – it's down about 15 percent.

David Hartley: Fifteen percent, OK. Is there one – is it the Kaiser brand more than, like, the mainstream brand?

Robert Coallier: No, actually, it's very interesting. A lot of it comes from also the fact that Bavaria, as you know, suffered a difficult transition because there were a lot of rumors in the market last year. Actually, after we announced the acquisition, the share started to drop. And there were rumors starting in February.

So if I go to the volume, we've been able to recuperate some of that volume. But last year, we had some problems during the transition.

David Hartley: OK.

Robert Coallier: So it's a combination of both. It's not only – however, the volume on Bavaria is much smaller.

David Hartley: Yes.

Robert Coallier: But generally speaking, it was both brands.

David Hartley: OK. Thank you very much. That's very helpful.

Robert Coallier: OK. Thanks.

Daniel O'Neill: Thank you.

Operator: And our next question will come from Fabiana Oliver, with Salomon Smith Barney.

Fabiana Oliver: Hi.

Daniel O'Neill: OK, this is going to be – sorry, Fabiana, go ahead.

Fabiana Oliver: OK, sorry, good afternoon. A quick question – would Molson be interested in the acquiring the brands that Quilmes would be selling in Argentina – does that fit the strategy?

Daniel O'Neill: Actually, you know, the opportunity we think is quite small, from the point of view of, you know, an opportunity, per say. But – and we haven't – and we have not pursued it at this time.

Fabiana Oliver: OK, thank you.

Daniel O'Neill: OK.

Operator: And that does conclude our question and answer session today. I'd like to turn the call back over to your hosts. Again, I would like to turn the conference back over to your hosts.

Danielle Dagenais: Yes, OK. Well, I'd just like to point out that the next conference call is scheduled to take place on May 2nd. And at this time, I'll thank you for joining us today, and say goodbye.

Operator: That does conclude...

Daniel O'Neill: Say goodbye, everyone.

Male: Goodbye. Goodbye.

Operator: That does conclude today's conference. Thank you for your participation and you may now disconnect.

END

Q3



MOLSON

Delivering on Commitments

Report to Shareholders
for the third quarter ended December 31, 2002

Message to Shareholders

For the 15th consecutive quarter, Molson surpassed its 14.5% EBIT growth target, while also recording one of its strongest quarterly financial growth rates in several years. Molson delivered $125.2 million in operating profit, a 47% increase over the corresponding quarter in the previous year. This performance stems from the growing contribution of the Brazilian operation (Kaiser), as well as margin improvements in Canada driven by the continued cost savings program and a favourable pricing environment.

Total net sales revenue for the quarter ended December 31, 2002 rose by 24% to $641.3 million. More specifically, net sales revenue from operations in Canada was up 3% to $483.0 million compared to $468.4 million a year ago and Brazil contributed $142.1 million versus $30.0 million the previous year. Total Molson volume increased by 98%, to 6.8 million hectolitres, driven primarily by volume in Brazil that jumped from 0.6 million to 4.1 million hectolitres, while volume in Canada was down 1.4%.

Net earnings from continuing operations for the quarter increased 49% to $67.0 million compared to $45.0 million for the three months ended December 31, 2001. Earnings per share increased 39% to $0.53 per share from $0.38 per share compared to the same period last year.

The Corporation's strong overall financial performance was buoyed by the positive impact of investments made over the past two years: the addition of Kaiser reduced the seasonality of results and equipment upgrades made in the Vancouver and Edmonton breweries delivered cost and production efficiencies as well as innovation capabilities. From an operational perspective, the share performance was mixed: market share in Brazil gained 2.5 points, rebounding during the October to December period, whereas market share in Canada fell 1.1 points due to the softening of the Molson Canadian brand and greater pressure from the competitive value brands. The Corporation has plans to address this weakness and to strengthen brand portfolios as it heads into next summer.

The Board of Directors declared a quarterly dividend of $0.11 per share on the Class "A" non-voting shares and the Class "B" common shares. This dividend is payable on April 1, 2003 to shareholders of record at the close of business on March 14, 2003.

Eric H. Molson
Chairman of the Board

Daniel J. O'Neill
President and Chief Executive Officer

January 29, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following comments are intended to provide a review and analysis of the Corporation's results of operations and financial position for the three and nine months ended December 31, 2002 in comparison with the equivalent periods ended December 31, 2001, and should be read in conjunction with the consolidated financial statements and accompanying notes. Unless otherwise indicated all amounts are expressed in Canadian dollars.

Molson Fiscal Year 2003 Third Quarter Highlights

- Net sales revenue up 24% to $641 million
- Total beer volume up 98% with volume in Canada down 1.4%
- Core brand market share in Canada up 0.7%
- Operating profit (EBIT) up 47% to $125 million
- Net earnings increased 49% from $45 million to $67 million
- Net earnings per share increased 39% from $0.38 per share to $0.53 per share
- Cash flow from operations before working capital adjustments and rationalization spending increased 30% to $107 million
- Cash flow per share from operations before working capital adjustments and rationalization spending increased 22% to $0.84 per share

OVERVIEW

(Dollars in millions, except per share information)	Three months ended December 31 2002	2001	Nine months ended December 31 2002	2001
Sales and other revenues [i]	903.1	692.4	2,824.9	2,211.5
Brewing excise and sales taxes	261.8	176.0	811.2	565.1
Net sales revenue	641.3	516.4	2,013.7	1,646.4
Earnings before interest, income taxes and amortization (EBITDA) and the under-noted	141.5	98.5	450.9	345.3
Gain on sale of 20% of operations in Brazil	–	–	(64.2)	–
Provisions for rationalization	–	–	63.5	50.0
EBITDA [i]	141.5	98.5	451.6	295.3
Amortization of property, plant and equipment	16.3	13.1	51.0	41.4
Earnings before interest and income taxes (EBIT)	125.2	85.4	400.6	253.9
Net interest expense	23.9	13.9	69.6	49.2
Income tax expense	32.9	26.5	85.8	62.7
Net earnings before minority interest	68.4	45.0	245.2	142.0
Minority interest	1.4	–	(6.6)	–
Earnings from continuing operations	67.0	45.0	251.8	142.0
Earnings from discontinued operations	–	–	–	2.0
Net earnings	67.0	45.0	251.8	144.0
Basic net earnings per share				
Continuing operations	0.53	0.38	1.98	1.18
Discontinued operations	–	–	–	0.02
Total	0.53	0.38	1.98	1.20
Diluted net earnings per share				
Continuing operations	0.52	0.37	1.94	1.16
Discontinued operations	–	–	–	0.02
Total	0.52	0.37	1.94	1.18
Cash flow from continuing operations	107.1	82.3	301.3	234.6
Cash flow per share from continuing operations	0.84	0.69	2.37	1.96
Dividends per share	0.11	0.10	0.31	0.28
Weighted average outstanding shares				
Basic	127.2	119.8	127.3	119.7
Diluted	129.4	122.2	129.6	121.9

[i] *Results for the three and nine months ended December 31, 2002 include 100% of the results of the Corporation's Brazilian operations to April 17, 2002, and the minority interest reflects 20% of the net earnings of the Brazilian operations thereafter. Results for the three and nine months ended December 31, 2001 included 100% of the results of Bavaria S.A. in Brazil.*

For the third quarter ended December 31, 2002, net sales revenue increased 24% to $641.3 million compared to $516.4 million for the same period last year. The increase is comprised primarily of a 3% revenue increase in Molson's operations in Canada and the consolidation of Kaiser in fiscal 2003. Brewing volume increased by 98% to 6.8 million hectolitres due mainly to volume from Kaiser of 4.1 million hectolitres offset in part by lower volumes in Canada in the current quarter. The significant increase in Kaiser volume reflects the seasonality of beer sales during the Brazil summer season.

Net earnings for the three months ended December 31, 2002 were $67.0 million compared to $45.0 million for the same period last year. Earnings per share increased 39% to $0.53 per share from $0.38 per share compared to the same period last year.

Net sales revenue for the nine months ended December 31, 2002 increased 22% to $2,013.7 million. Brewing volume increased by 67% to 18.4 million hectolitres with volume in Brazil of 9.4 million hectolitres offsetting the marginally lower volume in Canada.

Net earnings for the nine months ended December 31, 2002 were $251.8 million compared to $144.0 million for the same period last year. The current year's earnings included a gain of $64.2 million on the sale of 20% of Molson's operations in Brazil and a pre-tax charge for the previously announced plant closures and other costs relating to Bavaria in Brazil in the amount of $63.5 million. The prior year included rationalization costs relating to the Regina plant closure of $50.0 million, a non-cash $15.0 million reduction of future tax liabilities resulting from the enactment of future tax rate reductions as well as the gain on sale of the Corporation's Sports and Entertainment business in the amount of $2.0 million.

Comparable net earnings[i] from continuing operations for the nine-month period, excluding the gain on sale of $64.2 million, the charge for rationalization costs in both nine-month periods and the $15.0 million tax recovery recorded in fiscal 2002, were $221.1 or a 38% increase from $160.5 for the same period last year.

The table below shows Molson's comparable net earnings from continuing operations[i] and earnings per share from continuing operations for the nine months ended December 31, 2002 and 2001.

	Net earnings for the nine months ended December 31		Net earnings per share for the nine months ended December 31	
(Dollars in millions, except per share information)	2002	2001	2002	2001
Net earnings from continuing operations	251.8	142.0	1.98	1.18
After-tax adjustments to arrive at comparable net earnings:				
Gain on sale of 20% of operations in Brazil	(64.2)	–	(0.50)	–
Provisions for rationalization	41.9	33.5	0.33	0.28
Minority interest impact on Brazil rationalization provision	(8.4)	–	(0.07)	–
Tax adjustment related to changes in enacted future tax rates	–	(15.0)	–	(0.12)
Comparable net earnings from continuing operations [i]	221.1	160.5	1.74	1.34

[i] *Comparable net earnings is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). However, in addition to net earnings, comparable net earnings is a useful supplemental measure as it provides investors with a measure of the Corporation's earnings excluding the impact of non-recurring and unusual items. Comparable net earnings excludes the impact of items such as gains and losses on sales of businesses and rationalization provisions, which are not considered by management to be indicative of sustainable earnings. Investors are cautioned, however, that comparable net earnings should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of the Corporation's performance. Also, the Corporation's method of calculating comparable net earnings may not be comparable to measures used by others.*

The effective tax rate for the three months ended December 31, 2002 was 32.5% compared to 37.0% last year. The decrease is largely attributable to reduced statutory tax rates in Canada and the mix of earnings primarily between Canada and Brazil. The provision for income taxes for the nine months ended December 31, 2001 included a $15.0 million reduction of future income tax liabilities resulting from enactment of future tax rate reductions announced in various provincial budgets. The nine month effective tax rate on comparable net earnings, excluding the $15.0 million tax rate reduction and the tax recoveries of $21.6 million and $16.5 million relating to the provisions for rationalization in fiscal 2003 and 2002 respectively, was also 32.5% compared with 37.0% last year.

Net interest expense for the quarter was $23.9 million which was $10.0 million higher than the same period last year reflecting the overall increase in net debt including other interest bearing liabilities resulting from the Kaiser acquisition in Brazil. Similarly, interest expense for the nine months was $69.6 million or $20.4 million higher than the same period last year.

Cash flow from operations before changes in working capital and rationalization spending for the three months ended December 31, 2002 increased by 30% to $107.1 million, compared to $82.3 million for the same period last year reflecting higher net earnings from continuing operations.

REVIEW OF OPERATIONS

Molson's business operations consist of the ownership of 100% of Molson Canada; 80% of Cervejarias Kaiser Brazil, S.A. ("Kaiser"); 49.9% of Coors Canada (results proportionately consolidated) and a 50.1% interest in Molson USA, which markets and distributes the Molson brands in the United States (results also proportionately consolidated).

Sales Revenue and Operating Profit

Net sales revenue increased by 24% to $641.3 million in the current quarter reflecting the contributions from Molson's operations in Brazil as well as increased sales revenues in Canada. Operating profit of $125.2 million for the three months ended December 31, 2002, was 47% higher than the same period last year. This increase is attributable to the combined impact of consumer price increases in Canada, the acquisition of Kaiser and inclusion of its operating profit as well as the benefits from previously announced cost reduction programs in Canada and Brazil.

The following tables detail certain financial information by business unit:

	Sales and Other Revenues				Net Sales Revenue			
(Dollars in millions)	Three months ended December 31		Nine months ended December 31		Three months ended December 31		Nine months ended December 31	
	2002	2001	2002	2001	2002	2001	2002	2001
Canada	633.0	620.4	2,103.2	2,007.5	483.0	468.4	1,600.5	1,514.5
Brazil [(i)]	251.3	49.8	655.5	136.5	142.1	30.0	357.1	76.6
United States	18.8	22.2	66.2	67.5	16.2	18.0	56.1	55.3
Consolidated	903.1	692.4	2,824.9	2,211.5	641.3	516.4	2,013.7	1,646.4

[(i)] *Results for the three and nine months ended December 31, 2002 include 100% of the results of the Corporation's Brazilian operations to April 17, 2002, and the minority interest account reflects 20% of the net earnings of the Brazilian operations thereafter. Results for the three and nine months ended December 31, 2001 included 100% of the results of Bavaria S.A. in Brazil.*

	EBITDA				EBIT			
(Dollars in millions)	Three months ended December 31		Nine months ended December 31		Three months ended December 31		Nine months ended December 31	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
Canada	**121.6**	101.3	**412.9**	348.4	**110.4**	89.5	**377.3**	311.5
Brazil [i]	**22.7**	(0.8)	**43.3**	0.4	**17.7**	(2.0)	**28.0**	(4.0)
United States	**(2.8)**	(2.0)	**(5.3)**	(3.5)	**(2.9)**	(2.1)	**(5.4)**	(3.6)
Totals before non-recurring items	**141.5**	98.5	**450.9**	345.3	**125.2**	85.4	**399.9**	303.9
Gain on sale of 20% of operations in Brazil	**–**	–	**64.2**	–	**–**	–	**64.2**	–
Provisions for rationalization	**–**	–	**(63.5)**	(50.0)	**–**	–	**(63.5)**	(50.0)
Consolidated	**141.5**	98.5	**451.6**	295.3	**125.2**	85.4	**400.6**	253.9

[i] *Results for the three and nine months ended December 31, 2002 include 100% of the results of the Corporation's Brazilian operations to April 17, 2002, and the minority interest account reflects 20% of the net earnings of the Brazilian operations thereafter. Results for the three and nine months ended December 31, 2001 include 100% of the results of Bavaria S.A. in Brazil.*

Industry Volume and Molson Market Share

The following table sets out industry volume and Molson volume in Canada, Molson volume shipped to the United States as well as Molson's volume in Brazil during the three and nine months ended December 31, 2002 and 2001.

	Three months ended December 31		Nine months ended December 31	
Volume *(Hectolitres in millions)*	**2002 Estimated**	2001 Actual	**2002 Estimated**	2001 Actual
Industry volume in Canada [i]	**5.3**	5.2	**17.1**	16.9
Molson (Canada)	**2.3**	2.3	**7.6**	7.6
Molson production for shipment to the United States	**0.4**	0.5	**1.4**	1.5
Brazil	**4.1**	0.6	**9.4**	1.9
Total Molson volume	**6.8**	3.4	**18.4**	11.0

[i] *Sources: Brewers Associations of Canada, provincial liquor authorities and industry distribution companies.*

Total estimated industry sales volume in Canada increased 1.1% to 5.3 million hectolitres for the three months ended December 31, 2002, compared to the same period last year. Molson's volume in Canada decreased 1.4% to 2.3 million hectolitres during the same period with decreases primarily in Ontario and the western provinces. For the nine month period, total industry sales volume increased 0.8% to 17.1 million hectolitres while Molson's volume declined 0.5% to 7.6 million hectolitres due primarily to lower volumes in Ontario and western Canada.

Canada

Net sales and other revenues increased by 3.1% to $483.0 million in the quarter reflecting increased selling prices when compared to the same period last year. Operating profit increased 23% to $110.4 million for the three months ended December 31, 2002 reflecting improved margins.

Molson Canada's Estimated Market Share (%)

	Three months ended December 31		Nine months ended December 31	
	2002 Estimated	2001 Actual	**2002 Estimated**	2001 Actual
Including sales of imports:				
Canada	43.9	45.0	44.4	45.0
Québec/Atlantic	42.7	42.8	42.6	42.6
Ontario/West	44.6	46.3	45.5	46.4

Sources: Brewers Associations of Canada, provincial liquor authorities and industry distribution companies.

Molson's average estimated market share for all beer sold in Canada during the three months ended December 31, 2002, declined to 43.9% from 45.0% compared to the same period last year. However, core brands continue to perform well with a share increase of 0.7% on a national basis. The Québec/Atlantic region share declined marginally to 42.7%, however core brand share grew 3.0 share points, despite the intense levels of competitive tactical marketing and trade programs in the Québec super premium and discount beer segments. The Ontario/West region's market share declined from 46.3% to 44.6% in the quarter reflecting strong competitor discount pricing activity across the region and Molson's exit from in-case promotions in Ontario. Core brand market share for the Ontario/West region for the nine month period remained at prior year's levels.

Brazil

On March 18, 2002, Molson acquired 100% of the outstanding shares of Kaiser, whose assets include the Kaiser brands and eight brewing facilities in Brazil, for $1,136.3 million which included transaction costs and net of cash acquired. In a separate transaction that closed on April 17, 2002, Molson sold 20% of its Brazilian operations, which included 20% of both Kaiser and Bavaria, to Heineken N.V. for proceeds of $333.9 million. This resulted in a gain of $64.2 million, which was recorded in the three-month period ended June 30, 2002. The Corporation received unconditional approval of its acquisition of Kaiser from the Brazilian competition authorities in September 2002.

The following table summarizes the operating results of Molson's Brazilian business in Brazilian reais and the equivalent in Canadian dollar amounts:

Brazil	Three months ended December 31				Nine months ended December 31			
(Dollars in millions)	**BRL**		**CAD**		**BRL**		**CAD**	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
Sales and Other Revenues	586.3	79.9	251.3	49.8	1,303.5	216.1	655.5	136.5
Net Sales Revenue	331.8	47.9	142.1	30.0	713.8	121.1	357.1	76.6
EBITDA [(i)]	53.1	(1.3)	22.7	(0.8)	91.7	0.6	43.3	0.4
EBIT [(i)]	41.8	(3.5)	17.7	(2.0)	62.4	(6.8)	28.0	(4.0)

[(i)] *Results for the nine months ended December 31, 2002 are before the gain on sale of 20% of Molson's operations in Brazil of $64.2 million and the rationalization provision of $63.5 million.*

Total sales volume for the three-month period was 4.1 million hectolitres compared to 0.6 million hectolitres for the same period last year reflecting the Kaiser acquisition. For the nine-month period, sales volume was 9.4 million hectolitres compared to 1.9 million hectolitres last year.

In the third quarter of fiscal 2003, Kaiser continued with its pricing strategy to improve the positioning of its brands against its major competitor and increased prices between 4% and 11%. In the second quarter of fiscal 2003, Kaiser increased its selling prices of products in returnable and non-returnable containers ranging between 5% and 10% at the gross sales level.

Total Kaiser market share increased 2.5% to 15.3% from October 1 to December 31, 2002, according to ACNielsen data and includes share gains of the Kaiser and Bavaria brands.

Certain raw materials are purchased in the international markets outside South America and are paid for or impacted by the fluctuation in the U.S. dollar. For example, although aluminum cans are purchased in Brazil, the price paid is directly influenced by the fluctuation of the U.S. dollar against the Brazilian real. As a result, Molson announced in September 2002 that it has implemented a series of initiatives to reduce the exposure of its local operating results to adverse currency fluctuations in Brazil. Among these initiatives is a currency hedging program which resulted in the fixing of U.S. dollar costs to the end of March 2003 at an average rate of approximately R$3.30 and a partially hedged position to June 2003 at an average rate of approximately R$3.40.

Molson also implemented several other initiatives to offset the recent currency fluctutation in Brazil including beer price increases discussed above, accelerated operating cost reductions and tight capital expenditure controls as well as efforts to realign product mix to optimize profitability under exisiting currency conditions.

In the first quarter of fiscal 2003, Molson announced certain initiatives to achieve its commitment to deliver synergies and cost reductions over the next three years in Brazil. These intiatives included the closure of two Bavaria plants and one Kaiser plant due to strategic geographic considerations as well as modifications to the Ribeirao Preto plant to specialize in the production of beer in cans. Both the Bavaria and Kaiser brands are now being produced throughout the production network. As a result of these initiatives, Molson recorded a rationalization provision relating to the Bavaria costs of $63.5 million which included primarily fixed asset write-downs, employee severance costs and an accrual for the termination of the distribution arrangement with Companhia de Bebidas das Américas - AmBev.

United States

Molson USA, which is owned 50.1% by Molson and 49.9% by the Coors Brewing Company ("Coors"), is a dedicated business unit in the United States focused on clear operating objectives and a well-defined brand portfolio – Canadian, Canadian Light, Golden and Molson Ice. Molson USA is responsible for the marketing and distribution of these brands with Coors providing the sales, distribution and administrative support.

Molson USA has introduced new advertising campaigns and packaging initiatives to reposition its brand with American consumers. Specifically, the Canadian trademark continues to show positive trends with volume growth of 34% in the three-month period when compared to the same period last year. For the nine months ended December 31, 2002, the Canadian trademark volume is up 37% compared to the same period last year.

Overall, Molson's total volume in the United States during the three-month period ended December 31, 2002 declined 2.3%. For the nine months ended December 31, 2002, total volume is down 0.6% compared to last year and represents a significant trend improvement versus the decline of 15.6% for the same period last year.

The following table summarizes the operating results of Molson's business in the United States in U.S. dollars and the equivalent Canadian dollar amounts:

United States	Three months ended December 31					
					Molson 50.1% Share	
(Dollars in millions)	USD		CAD		CAD	
	2002	2001	2002	2001	2002	2001
Sales and Other Revenues	23.9	27.2	37.7	44.3	18.8	22.2
Net Sales Revenue	20.5	22.5	32.2	35.8	16.2	18.0
EBITDA	(3.7)	(2.8)	(5.6)	(4.0)	(2.8)	(2.0)
EBIT	(3.7)	(2.8)	(5.7)	(4.1)	(2.9)	(2.1)

	Nine months ended December 31					
					Molson 50.1% Share	
(Dollars in millions)	USD		CAD		CAD	
	2002	2001	2002	2001	2002	2001
Sales and Other Revenues	84.7	85.9	132.2	134.7	66.2	67.5
Net Sales Revenue	71.7	70.8	111.9	110.3	56.1	55.3
EBITDA	(6.8)	(4.5)	(10.6)	(7.0)	(5.3)	(3.5)
EBIT	(6.9)	(4.6)	(10.8)	(7.1)	(5.4)	(3.6)

Financial Condition and Liquidity

At December 31, 2002, the Corporation had $300.0 million drawn under an 18-month bridge facility that expires on September 30, 2003. The amount of borrowings remains unchanged from the previous quarter. The Corporation also has a three-year, $625 million revolving facility that expires on March 31, 2005 and remains undrawn.

The repayment of the $150.0 million debenture due on March 11, 2003 will be funded by any future excess cash as well as with existing credit facilities.

Molson's fiscal 2003 capital investments were concentrated primarily in the Toronto brewery as well as investments in the Kaiser facilities and were financed from operating cash flow.

On June 7, 2002, Dominion Bond Rating Service confirmed Molson Inc. and Molson Canada's ratings at A (low) and A respectively, both with a stable trend.

The Corporation had previously entered into two interest rate swap agreements for $100 million each on a Molson Canada debenture. In December 2002, the third party bank exercised its right to cancel one contract which results in $100 million in variable rate debt reverting back to fixed rate debt. The other swap agreement has the same term as the debenture which is due on June 2, 2008.

Impact of New Accounting Pronouncements

Effective with the current fiscal year commencing April 1, 2002, Molson has adopted the new accounting pronouncements of the *CICA Handbook* section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Further details are provided in notes 1 and 4 to the consolidated financial statements.

Effective with the fiscal year commencing April 1, 2001, Molson adopted the new accounting pronouncements of the *CICA Handbook* section 3500 "Earnings per Share", section 1751 "Interim Reporting" and section 3062 "Goodwill and Other Intangible Assets". Further details are provided in note 1 to the consolidated financial statements.

OTHER

As part of the Corporation's previously announced normal course issuer bid, Molson repurchased 120,675 Class "A" shares in the month of December 2002 for $31.64. The Corporation also purchased 1,100,000 Class "A" shares and 100,000 Class "B" shares in the months of May and June, 2002, at prices ranging between $34.55 and $38.16 per share. The share buy-back is consistent with the Corporation's objective to offset the dilution impact from the granting of stock options.

The Board of Directors declared a quarterly dividend of $0.11 per share on the Class "A" non-voting shares and the Class "B" common shares. This dividend is payable on April 1, 2003 to shareholders of record at the close of business on March 14, 2003.

COMPARATIVE FIGURES

Certain comparative figures have been restated to conform to the current year's basis of presentation.

This Management's Discussion and Analysis contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

MOLSON INC.

CONSOLIDATED STATEMENTS OF EARNINGS - UNAUDITED

(Dollars in millions, except per share information)	Three months ended December 31 2002	2001	Nine months ended December 31 2002	2001
Sales and other revenues	$ 903.1	$ 692.4	$ 2,824.9	$ 2,211.5
Brewing excise and sales taxes	261.8	176.0	811.2	565.1
Net sales revenue	641.3	516.4	2,013.7	1,646.4
Costs and expenses				
Cost of sales, selling and administrative costs	499.8	417.9	1,562.8	1,301.1
Gain on sale of 20% of operations in Brazil	–	–	(64.2)	–
Provisions for rationalization (note 2)	–	–	63.5	50.0
	499.8	417.9	1,562.1	1,351.1
Earnings before interest, income taxes and amortization	141.5	98.5	451.6	295.3
Amortization of property, plant and equipment	16.3	13.1	51.0	41.4
Earnings before interest and income taxes (EBIT)	125.2	85.4	400.6	253.9
Net interest expense	23.9	13.9	69.6	49.2
Earnings before income taxes	101.3	71.5	331.0	204.7
Income tax expense	32.9	26.5	85.8	62.7
Net earnings before minority interest	68.4	45.0	245.2	142.0
Minority interest	1.4	–	(6.6)	–
Earnings from continuing operations	67.0	45.0	251.8	142.0
Earnings from discontinued operations (note 8)	–	–	–	2.0
Net earnings	$ 67.0	$ 45.0	$ 251.8	$ 144.0
Net earnings per share from continuing operations				
Basic	$ 0.53	$ 0.38	$ 1.98	$ 1.18
Diluted	$ 0.52	$ 0.37	$ 1.94	$ 1.16
Net earnings per share (note 3)				
Basic	$ 0.53	$ 0.38	$ 1.98	$ 1.20
Diluted	$ 0.52	$ 0.37	$ 1.94	$ 1.18

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS - UNAUDITED

Nine months ended December 31, 2002 and 2001 (Dollars in millions)	2002	2001
Retained earnings - beginning of year	$ 460.3	$ 328.1
Net earnings for the current period	251.8	144.0
Dividends	(39.5)	(33.5)
Excess of share repurchase price over weighted-average stated capital (note 6)	(40.8)	–
Retained earnings - end of period	$ 631.8	$ 438.6

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	December 31 2002 (Unaudited)	December 31 2001 (Unaudited)	March 31 2002 (Audited)
Assets			
Current Assets			
Cash and short-term investments	$ 16.3	$ 336.3	$ 71.0
Accounts receivable	259.4	156.7	192.1
Inventories	158.6	133.0	183.5
Prepaid expenses	27.8	33.5	55.2
Current assets of discontinued operations	5.1	11.5	8.4
	467.2	671.0	510.2
Investments and other assets	111.1	107.4	122.5
Property, plant and equipment	1,003.2	850.1	1,186.5
Intangible assets (note 5)	2,269.6	1,524.2	2,671.7
Non-current assets of discontinued operations	28.1	32.1	30.1
	$ 3,879.2	$ 3,184.8	$ 4,521.0
Liabilities			
Current liabilities			
Accounts payable and accruals	$ 550.4	$ 469.0	$ 596.4
Provision for rationalization costs	34.1	52.0	46.3
Income taxes payable	75.7	48.1	66.2
Dividends payable	14.0	12.0	12.0
Future income taxes	136.9	84.2	91.9
Current portion of long-term debt	39.5	–	58.9
Current liabilities of discontinued operations	7.2	7.7	3.8
	857.8	673.0	875.5
Long-term debt	1,199.8	1,033.4	1,687.2
Deferred gain	40.2	46.3	44.7
Deferred liabilities	191.4	66.2	288.0
Future income taxes	336.0	361.8	348.4
Minority interest	157.4	–	–
Non-current liabilities of discontinued operations	92.5	102.0	103.3
	2,875.1	2,282.7	3,347.1
Shareholders' equity			
Capital stock	718.0	480.7	719.4
Retained earnings	631.8	438.6	460.3
Unrealized translation adjustments	(345.7)	(17.2)	(5.8)
	1,004.1	902.1	1,173.9
	$ 3,879.2	$ 3,184.8	$ 4,521.0

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

(Dollars in millions, except per share information)	Three months ended December 31 2002	Three months ended December 31 2001	Nine months ended December 31 2002	Nine months ended December 31 2001
Operating activities				
Earnings from continuing operations	$ 67.0	$ 45.0	$ 251.8	$ 142.0
Gain on sale of 20% of operations in Brazil	–	–	(64.2)	–
Provisions for rationalization (note 2)	–	–	63.5	50.0
Amortization of property, plant and equipment	16.3	13.1	51.0	41.4
Future income taxes	16.5	23.4	32.1	15.6
Minority interest	1.4	–	(6.6)	–
Other	5.9	0.8	(26.3)	(14.4)
Cash provided from operations	107.1	82.3	301.3	234.6
Provided from (used for) working capital	(30.4)	9.6	(82.3)	2.1
Rationalization costs	(2.7)	(3.9)	(32.1)	(12.2)
Cash provided from operating activities	74.0	88.0	186.9	224.5
Investing activities				
Proceeds from sale of 20% of operations in Brazil	–	–	333.9	–
Additions to property, plant and equipment	(18.5)	(14.6)	(47.6)	(24.6)
Additions to investments and other assets	(0.4)	–	(4.5)	(3.0)
Additions to intangible assets	–	–	–	(2.0)
Proceeds from disposal of property, plant and equipment	0.2	3.7	0.5	9.4
Proceeds from disposal of investments and other assets	–	35.5	9.8	39.7
Cash provided from (used for) investing activities	(18.7)	24.6	292.1	19.5
Financing activities				
Reduction in long-term debt	(6.2)	–	(469.8)	(169.3)
Securitization of accounts receivable	(22.0)	(19.0)	23.0	15.0
Shares repurchased (note 6)	(3.8)	–	(48.3)	–
Cash dividends paid	(12.5)	(11.9)	(36.4)	(33.3)
Other	3.3	2.8	5.0	4.2
Cash used for financing activities	(41.2)	(28.1)	(526.5)	(183.4)
Increase (decrease) in net cash from continuing operations	14.1	84.5	(47.5)	60.6
Increase (decrease) in net cash from discontinued operations	(5.9)	(7.6)	(2.0)	198.8
Increase (decrease) in net cash	8.2	76.9	(49.5)	259.4
Effect of exchange rate changes on cash	4.5	–	(5.2)	–
Net cash, beginning of period	3.6	259.4	71.0	76.9
Net cash, end of period	$ 16.3	$ 336.3	$ 16.3	$ 336.3
Cash flow per share provided from operations				
Basic	$ 0.84	$ 0.69	$ 2.37	$ 1.96
Diluted	$ 0.83	$ 0.67	$ 2.33	$ 1.92

The accompanying notes to the consolidated financial statements are an integral part of these statements.

(Dollars in millions, except per share amounts)

Note 1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in note 1 of the consolidated financial statements for the year ended March 31, 2002, except as noted below. They do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended March 31, 2002 of Molson Inc.'s 2002 Annual Report.

Effective April 1, 2002, the Corporation adopted, on a prospective basis, the Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Under the new standard, the Corporation continues to account for stock options granted to employees and non-employee directors whereby the difference between the exercise price and the market price of the stock at the time of the grant is charged to earnings over the vesting period. Accordingly, the Corporation is also required, under the new standard, to disclose pro forma net income and pro forma earnings per share as if the fair value based method of accounting had been used to account for stock options granted to employees. This method of accounting uses an option pricing model to determine the fair value of stock options granted and the amount is amortized over the period in which the related employee services are rendered. Further details are contained in note 4.

Effective April 1, 2001, the Corporation adopted the *CICA Handbook* section 3062 "Goodwill and Other Intangible Assets". Under the new standard, which can only be applied prospectively, goodwill and other intangible assets with an indefinite life are not amortized, but are tested for impairment at least annually as well as on adoption of the new standard.

Effective April 1, 2001, the Corporation adopted the revised recommendations of the *CICA Handbook* section 3500 "Earnings per Share". The revised Handbook section requires the use of the treasury stock method to compute the dilutive effect of stock options as opposed to the previously used imputed earnings approach.

In the first quarter of 2002, Molson Inc. also adopted the new recommendations of the *CICA Handbook* section 1751 "Interim Financial Statements" which changes the requirements for the presentation and disclosure of interim financial statements and the accompanying notes.

Note 2. Provisions for Rationalization

During the first quarter of fiscal 2003, the Corporation recorded a pre-tax charge of $63.5 relating to two plant closures of the Bavaria business as well as the termination costs relating to the former Bavaria distribution network. The charge represents primarily the write-down of fixed assets and employee severance costs as well as the distribution termination costs.

During the first quarter of fiscal 2002, the Corporation recorded a pre-tax charge of $50.0 representing primarily the write-down of fixed assets and employee severance costs relating to the closure of the Regina brewery in March 2002.

(Dollars in millions, except per share amounts)

Note 3. Earnings per Share

The following is a reconciliation of the basic and diluted earnings per share computations for net earnings:

Nine months ended December 31	2002	2001
Net earnings	$ 251.8	$ 144.0
Weighted average number of common shares outstanding - (millions)		
Weighted average number of common shares outstanding - basic	127.3	119.7
Effect of dilutive securities	2.3	2.2
Weighted average number of common shares outstanding - diluted	129.6	121.9

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the potential exercise of such stock options are assumed to be used to purchase Class "A" non-voting shares ("common shares"). During the first nine months of fiscal 2003, options to purchase 732,200 common shares were not included in the calculation of diluted earnings per share as the exercise price exceeded the average market price of the shares in the nine-month period.

Note 4. Stock-Based Compensation

The Corporation has a stock option plan for eligible employees and non-employee directors of the Corporation, under which Class "A" non-voting shares of the Corporation may be purchased at a price equal to the market price of the common shares at the date of granting of the option. Effective June 30, 2002, the plan was amended to terminate the stock appreciation rights associated with the plan so that each outstanding award consists solely of an employee stock option. The options vest over a period of two, three, four or five years and are exercisable for a period not to exceed ten years from the date of the grant. At December 31, 2002, there were 5,403,501 stock options outstanding and 2,535,845 stock options available for future grants. During the first nine months of fiscal 2003, the Corporation granted 867,200 stock options at exercise prices ranging between $29.43 and $36.79.

The Corporation accounts for these awards whereby the difference between the exercise price and the market price of the stock at the time of grant is charged to earnings. Accordingly, no compensation cost has been recognized for its stock option plan. If the Corporation had determined compensation cost related to its stock option plan based on the fair value at the grant dates for awards granted for the nine month period ended December 31, 2002, the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below. The pro forma effect of awards granted prior to April 1, 2002 has not been included.

Note 4. Stock-Based Compensation (cont'd)

Nine months ended December 31 (Dollars in millions, except per share amounts)		2002
Net earnings as reported	$	**251.8**
Net earnings - pro forma	$	**249.1**
Net earnings per share as reported	$	**1.98**
Basic earnings per share - pro forma	$	**1.96**
Diluted earnings per share	$	**1.94**
Diluted earnings per share - pro forma	$	**1.92**

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the nine-month period: dividend yield of 2.0 percent; expected volatility of 24.2 percent, risk-free interest rate of 5.0 percent; and an expected life of 6.0 years. The weighted average fair value of options granted in the nine-month period is $9.56 per share and would be amortized over the period in which the related employee services are rendered.

Additional information on the Corporation's stock option plan is included in note 17 of the Corporation's 2002 Annual Report.

The Corporation also has an employee share ownership plan ("MESOP") for all full-time employees primarily in Canada. Under this plan, employees are entitled to have a portion of their base earnings withheld to purchase the Corporation's Class "A" non-voting shares with the Corporation providing funds to purchase additional Class "A" shares, to a maximum of 1.33% of base earnings. The Corporation's contributions are charged to earnings and $1.1 was charged to earnings in the nine-month period ended December 31, 2002.

The Corporation has a deferred share unit plan for the members of the Board of Directors. Under the terms of this plan, a portion of the director's fees are paid to them in the form of deferred share units ("DSU"). Each DSU is equivalent in value to a Class "A" non-voting share of the Corporation and is notionally credited with dividends when shareholders receive dividends from the Corporation. A DSU is paid to a Board member after termination of service or retirement and is payable in cash. As of December 31, 2002, 141,270 DSU's are outstanding. The cost of the DSU's are charged to earnings in the period earned and marked to market on a quarterly basis. For the nine months ended December 31, 2002, $0.4 was charged to earnings representing the accrual for services provided in the period which were paid with the issuance of DSU's.

Note 5. Intangible Assets

Included in intangible assets is goodwill of $198.0 and brand names of $2,071.6.

Allocation of the purchase price relating to the acquisition of Cervejarias Kaiser Brazil S.A. ("Kaiser"), which was acquired by Molson on March 18, 2002, involves a number of estimates as well as gathering information over a number of months following the date of acquisition. Given the timing of the Kaiser acquisition, the purchase allocation is preliminary. The estimation process will be completed in the fiscal year ending March 31, 2003 and accordingly there may be changes to the assigned values.

Note 6. Capital Stock

During the nine month period ended December 31, 2002, the Corporation repurchased 1,220,675 Class "A" shares and 100,000 Class "B" shares at prices ranging between $31.64 and $38.16 per share as part of its previously announced normal course issuer bid. The total number of Class "A" and Class "B" shares outstanding at December 31, 2002 was 127,192,720. Of the total amount of $48.3 repurchased, $7.5 was charged to capital stock based on the weighted-average stated capital with the excess of $40.8 being charged to retained earnings.

Note 7. Segment Disclosures

The Corporation's business is producing and marketing beer and other malt-based beverages. Its business units are located in three main geographic regions: Canada, Brazil and the United States.

The Corporation's operations in Canada experience seasonal fluctuations in revenues with the first and second quarters being higher and the fourth quarter generally being the lowest. Revenues from the Brazilian operations are also seasonal, which could partially offset the pattern in Canada.

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income or EBIT. Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Management of interest expense and income tax expense are centralized and, consequently, these expenses are not allocated among operating groups.

	Canada		Brazil		United States		Consolidated	
Nine months ended December 31 (Dollars in millions)	2002	2001	2002	2001	2002	2001	2002	2001
Revenues from external customers	2,103.2	2,007.5	655.5	136.5	66.2	67.5	2,824.9	2,211.5
Inter-segment revenues	31.7	26.3	–	–	–	–	31.7	26.3
EBIT	377.3	261.5 (i)	28.7 (ii)	(4.0)	(5.4)	(3.6)	400.6	253.9
Assets	2,500.5	2,813.3	1,186.0	164.9	159.5	163.0	3,846.0	3,141.2
Amortization of capital assets	35.7	36.9	15.2	4.5	0.1	–	51.0	41.4
Additions to capital assets	27.1	21.4	20.4	2.9	0.1	0.3	47.6	24.6

(i) *Includes a provision for rationalization of $50.0.*
(ii) *Includes the gain on sale of 20% of Molson's Brazilian operations of $64.2 and a provision for rationalization of $63.5.*

(Dollars in millions, except per share amounts)

Note 8. Discontinued Operations

	2002	2001
Sales and other revenues	$ –	$ 10.7
Net gain on disposal	$ –	$ 2.0
Earnings from discontinued operations	$ –	$ 2.0

On July 25, 2001, the Corporation completed the sale of its Sports and Entertainment business consisting of the Montréal Canadiens and the Molson Centre. The Corporation received $190 in cash, less closing adjustments, with the balance of payment in the form of preferred shares of an entity owning both the team and the entertainment business. The preferred shares are redeemable on December 31, 2008 for $86.5, subject to certain terms and conditions. The Corporation also retains a 19.9% interest in the business that owns the team and the entertainment business. The net gain on disposal includes the net losses from discontinued operations of the Sports and Entertainment group between January 31, 2001, the measurement date, and the date of disposal, together with tax recoveries of $30.8 and transaction costs.

Cash used for discontinued operations of $2.0 ($198.8 source of cash in fiscal 2002) consisted of $2.0 ($10.2 in fiscal 2002) for operating activities and nil ($188.6 in fiscal 2002) from investing activities.

Note 9. Comparative Figures

Certain comparative figures have been restated to conform to the current period's basis of presentation.

www.molson.com

MOLSON

Molson Inc.
1555 Notre-Dame Street East,
Montréal, Québec, Canada H2L 2R5
Telephone: (514) 521-1786
Facsimile : (514) 598-6866